1 Investor Presentation Equity Story & Fact Book May 2025

2 1 EQUITY STORY • Business Model • Why Ferrovial? • Looking ahead

3 One of North America’s leading road and airport infrastructure companies (1) Total Shareholder Return (TSR): calculated considering dividends received and change in share price. Bloomberg data as of December 31, 2024. (2) Parent company. Fitch and S&P ratings. (3) Analysts’ consensus as of December 2024. Valuations are based on external assumptions and expectations. 13% Total Shareholder Return 1 (10yr CAGR) $31B Market Cap As of Dec. 31, 2024 BBB Investment grade 2 Stable outlook 80% equity value in North America 3 25,501 employees As of Dec.31, 2024 23 years present in Dow Jones Best-in-Class Index 3

4 Ferrovial’s stock price has outperformed most major indices over the last 10 years TOTAL SHAREHOLDER RETURN1 (1) Total Shareholder Return (TSR): calculated considering dividends received and change in share price. Bloomberg data as of December 31, 2024. FERROVIAL; 235% S&P Global Infra; 78% DJ Brookfield Infra; 58% MSCI World Infra; 56% IBEX 35; 65% S&P 500; 243% MSCI World Index; 158% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 Dec-22 Dec-23 Dec-24

5 % of valuation from infrastructure assets2 3x Equity value of infrastructure assets 87% Contribution from North America to infrastructure assets’ valuation Airports Other Highways I-77 I-66 DFW Express Lanes 407 ETR Ferrovial’s Equity Value1 €16.5B €31.1BFERROVIAL’S EQUITY VALUE FROM INFRASTRUCTURE ASSETS1 Key Highlights as of Dec. 20241 Long-term value creation underpinned by a growing portfolio of infrastructure assets (1) Analysts’ consensus as of December 2024. Valuations are based on external assumptions and expectations. (2) Calculated as the total analysts’ consensus valuation from infrastructure assets divided by the total analysts’ consensus valuation. TRANSFORMATION INTO A LEADING INFRASTRUCTURE DEVELOPER 62% 70% 78% 81% 87% 86% 84% 91% 91% 91% DEC'15 DEC'16 DEC'17 DEC'18 DEC'19 DEC'20 DEC'21 DEC'22 DEC'23 DEC'24

6 INTEGRATED PLATFORM TO DEVELOP INFRASTRUCTURE PROJECTS WITH HIGH VALUE CREATION Business unit valuation breakdown (%) based on analysts’ consensus as of December 2024. Valuations are based on external assumptions and expectations 80% HIGHWAYS Develop congestion relief solutions in North America 10%2 AIRPORTS Facilitate air transport growth improving people connectivity ENERGY Develop projects for the energy transition 2%1 CONSTRUCTION Support concession business with best-in-class engineering capabilities to design and build infrastructure for communities 8% (1) Includes net cash and other (2) This figure includes valuation from Heathrow, that should be reclassified to cash in 2025 after the completion of the divestment of the 19.75% stake in 2024 Business model Develop and operate innovative, efficient and sustainable infrastructure projects with high value creation for stakeholders

7 Why Unique infrastructure assets in North America Growth in new greenfield projects in North America Value creation in selected projects in other countries Solid cash flow generation and financial discipline

8 Unique infrastructure assets in North America (1) Government of Ontario. Refers to growth for the Greater Toronto & Hamilton Area (GTHA) (2) Charlotte Regional Transportation Planning Organization (CRTPO). Refers to growth for the Charlotte region (3) North Central Texas Council of Governments (NCTCOG). Refers to growth for North Texas, the sixteen-county region surrounding Dallas and Fort Worth (4) NVRC analysis of U.S Census Bureau, 2023 American Community Survey 5 years estimates (median household income from 2019 until 2023) (5) City of New York (6) Average time to maturity calculated as weighted value, based on analyst´s consensus as of December 2024. Valuations are based on external assumptions and expectations UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA Why Top performing regions Top performing regions Strong presence in areas with robust economic growth (above US/Canada average) 1 Pricing flexibility Ability to set toll rates above inflation2 Long duration assets Average time to maturity of portfolio assets of 54 years63 Toronto 48% population growth expected from 2021 to 20461 Charlotte, NC 65% population growth expected from 2018 to 20502 Dallas-Fort Worth, TX 55% population growth expected from 2022 to 20503 Freedom to set toll rates with no cap Dynamic pricing with soft cap pegged to inflation Unregulated aeronautical charges 73 years to maturity 44 years to maturity 41 years to maturity 36 years to maturity 35 years to maturity New York City Largest US metropolitan area with 24M residents5 Northern Virginia Household income is almost twice that of the US4

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
9

High degree of freedom to set prices

407 ETR

48.29%[1] stake — equity consolidated

DFW Express Lanes

NTE 62.97% stake
LBJ 54.60% stake
NTE 35W 53.67% stake
globally consolidated

I-77 Express Lanes

72.24% stake — globally consolidated

I-66 Express Lanes

55.70% stake — globally consolidated

Revenue per transaction growth has significantly outpaced inflation, driving strong financial performance

407 ETR
- 7.1% Revenue per trip (10 yr CAGR (2014-2024))
- 2.5%[2] CPI (Canada)
- C$1.7B 2024 Revenue
- C$1.5B 2024 EBITDA
- C$1.1B 2024 Dividends[4]

DFW Express Lanes
- NTE 11.4%, LBJ 8.8%, NTE 35W 18.0% Revenue per transaction (5yr CAGR (2019-2024))
- 3.8%[2] CPI (U.S.)
- $844M 2024 Revenue
- $715M 2024 Adj. EBITDA[5]
- $460M 2024 Dividends[4]

I-77 Express Lanes
- 29.6% Rev/transaction (5 yr CAGR (2019-2024))
- 3.8%[2] CPI (U.S.)
- $107M 2024 Revenue
- $69M 2024 Adj. EBITDA[5]
- $307M 2024 Dividends[4]

I-66 Express Lanes
- 29.5% Rev/transaction (2 yr CAGR (Dec'22-Dec'24))
- 3.8%[2] CPI (U.S.)
- $247M 2024 Revenue
- $196M 2024 Adj. EBITDA[5]
- $172M 2024 Dividends[4]

(1) This percentage reflects the agreement announced on March 13, 2025, by Ferrovial to acquire up to a 5.06% stake from AtkinsRéalis, considering the exercised put-call option
(2) CPI growth calculated as the average yearly growth of the consumer price index in Canada (2014-2024) and United States (2019-2024), respectively
(3) I-66's CAGR calculated as Dec.2022 vs. Dec.2024 monthly revenue/transaction. Managed Lanes fully opened to traffic in December
(4) Total dividends distributed to Ferrovial by 407 ETR: C$475M (€321M), Texas Managed Lanes: $264M (€244M), I-77: $222M (€205M) and I-66: $96M (€89M)
(5) Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the 2024 Integrated Annual Report, available at www.ferrovial.com ferrovial

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
10

Resilient performance in uncertain scenarios

MAIN HIGHWAYS HAVE SHOWN A RESILIENT PERFORMANCE DUE TO THEIR KEY FEATURES

☑ Needed assets ☑ Pricing flexibility ☑ Growing areas

407 ETR

- Excluding the pandemic period (2020), EBITDA has always increased YoY
- Solid performance during 2008-2010 recession, even with GDP drop
- EBITDA growth despite severe mobility restrictions in place until Q1 2022


Global financial crisis
Covid-19 outbreak with severe mobility restrictions
15.6%
2.0%
1.5%
1.0%
7.2%
-2.9%
12.6%
3.1%
10.7%
3.1%
9.8%
1.8%
9.3%
2.3%
10.6%
2.9%
14.2%
0.6%
17.3%
1.0%
12.1%
3.0%
9.7%
2.7%
8.1%
1.9%
-43.5%
-5.0%
16.1%
5.3%
32.6%
3.8%
12.7%
1.2%
15.1%
1.5%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
EBITDA growth (annual %)
Canada GDP growth (annual %)

DFW EXPRESS LANES

- Fast recovery after COVID-19 mobility restrictions were lifted
- NTE & LBJ distributed dividends in 2020


Covid-19 outbreak
36.5%
2.6%
-16.6%
-2.2%
48.3%
6.1%
24.6%
2.5%
26.6%2
2.9%
17.7%
2.8%
2019
2020
2021
2022
2023
2024
EBITDA annual growth1 (%)
US GDP growth (%)

(1) Joint Data for NTE, LBJ & NTE35W
(2) Segment 3 (NTE35W) opened to traffic in June 2023

Source of GDP Growth (%): World Bank

ferrovial

Why ferrovial | UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA | GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA | VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES | SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE

11

Best-in-class capabilities to pursue sizeable project pipeline

$4T[1] funding gap for US infrastructure investments by 2040

Population growth in cities and increased congestion leads to new infrastructure project needs

90% of US residents projected to live in cities by 2050[2]

US airport traffic expected to grow +157% by 2040[3]

Private sector key to narrow the funding gap

High deficit levels provide an opportunity for the private sector to support infrastructure development, freeing up for other uses

Ferrovial uniquely positioned to deliver complex infrastructure projects

STRONG TRACK RECORD IN NORTH AMERICA	INTEGRATED MODEL	FINANCIAL DISCIPLINE
20 years managing pricing/demand	with design, bidding, construction and commissioning capabilities	focusing on projects with high returns and cash generation

Pipeline

6 PROJECTS

» I-24, 2+2 Choice Lanes, up to 17 mi
» I-65, 2+2 Choice Lanes, up to 15 mi

» I-495 SW, 2+2 Express Lanes, 7 mi


Alexandria, VA
I-495 SW
Nashville,TN
I-24 | I-65
Charlotte, NC
I-77S
Atlanta, GA
I-285 E[4]
I-285 W

» I-285 East 2+2 Express Lanes, 23 mi
» I-285 West 2+2 Express Lanes, 14 mi

» I-77 South, 2+2 Express Lanes, 9.5 mi

(1) Global Infrastructure Outlook
(2) Statista
(3) Compared against 2019 Pre-Covid figures, source: Airport Council International
(4) On February 20, 2025, Ferrovial short-listed in I-285 East bidding process ferrovial

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
12

Selective investments in high-growth sectors & geographies

Ferrovial's approach:

Leveraging our core engineering & construction capabilities to target selective, disciplined investments in high-growth sectors and geographies

Key Investment Criteria

Limited capital exposure

- ✓ Determine maximum size of exposure based on careful analysis of unique dynamics of sector or geography

Balanced risk-reward

- ✓ Target projects with attractive risk-adjusted returns

Timely asset rotation

- ✓ Target fast rotation to maximize value creation

Investment Example: IRB

Why India?

- ✓ **Strong long-term growth prospects** (6.5% GDP CAGR[1] expected over the next 5 years) with a **burgeoning middle class** (+600M growth[2] expected through 2045) and **one of the largest highway concession markets in the world**

Our Investment in IRB

Dec. 2021 : €369M purchase price

PURCHASED 24.86% STAKE IN IRB DEVELOPERS

Entered Indian market in 2021 through investment in IRB - one of **India's leading infrastructure companies** with a business model like Ferrovial's that **integrates concessions and construction.** In 2024, acquired stake in another IRB investment vehicle while **profitably rotating a small stake** in the first vehicle.

April 2024 : €728M purchase price

PURCHASED 23.99% STAKE IN PRIVATE INVIT[4]

Partially financed by

June 2024 : €211M sale price

SOLD 5% STAKE IN IRB DEVELOPERS

3x transaction price in 2021

Creating value through partnership

Strengthened IRB's financial position and competitiveness through capital raise and partnership with Ferrovial and infrastructure investors like GIC (Singaporean sovereign wealth fund)

IRB's in-house EPC capabilities allow it to take on construction risk – a significant competitive advantage given strong pipeline in India and less competition in Build-Operate-Transfer (BOT) projects

(1) World Economic Outlook (International Monetary Fund. Feb 2025).
(2) People Research of Indian Consumer Economy (PRICE), The rise of Indian middle class (July 2023).
(3) Source: IRB Investor Presentation
(4) Private InvIT refers to IRB Infrastructure Trust. For more information, see IRB's website: https://www.irb.co.in/home/.

ferrovial

13 DIVIDENDS FROM HIGHWAYS PROJECTS € M UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA Why Highways’ growing dividend trend: a strong foundation for future CF generation DIVIDENDS 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 TOTAL PROJECTS 477 477 553 623 729 458 550 475 741 947 HIGHWAYS 267 290 277 296 494 340 469 388 704 895 NTE in 2019 LBJ in 2020 NTE35W in 2023 I77&I66 in 2024 FIRST DIVIDEND DISTRIBUTION 242 244 262 273 309 160 164 237 281 321 166 25 53 92 109 103 109 167 31 37 54 251 87 205 89 25 46 15 23 19 45 85 28 26 36 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 407 ETR NTE LBJ NTE35W I-77 I-66 Other Highways Covid-19 outbreak

14 • Local GDP + traffic growth • Pricing (inflation+) • Operating leverage • Financial leverage • NTO to start dividend distributions First dividend distribution • NTE 35W in 2023 • I-77 in 2024 • I-66 in 2024 Newer US express lanes distributing dividends Airports Organic growth of current portfolio Expected dividends to be received by Ferrovial from existing infrastructure assets » Dividends from new express lanes ADDITIONAL SOURCES OF CASH » Construction business cash flows » Asset rotation UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA Why Future cash flow generation levers

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
15

Cash flow growth to fund investments and shareholder distributions[1]

CAPITAL ALLOCATION CRITERIA

INVEST FOR GROWTH

COMMITMENT TO SHAREHOLDERS

Execute committed investments in ongoing projects

Committed to BBB rating

New equity investments

- Top priority: express lanes projects in the US
- Other with lower exposure and recycling capital through asset rotation
  - Asset specific airport opportunities with capex needs
  - Highway investments in India and other geographies
  - Other infrastructure projects (i.e. Data Centers, Energy projects)

Investing for growth while keeping **sound shareholder distributions[1].**
The latter would increase if capital is not deployed.

OVER THE PAST 10 YEARS[2]:

(2015-2024)

€5.4B
Dividends from infrastructure assets

€5.1B
Shareholder distributions[1]

€3.7B
Infrastructure assets rotation

€3.9B
Equity invested in infrastructure assets

40%
of equity invested in US Express Lanes

8x MoM[3]
on equity deployed in US Express Lanes

(1) Cash dividends and buybacks.
(2) Equity and dividend figures include highways and airport infrastructure assets only.
(3) Multiple of money (MoM) is measured as the total equity value as of the end of the period (2024) divided by the total amount of equity invested in the US Express Lanes during the relevant period (2015-2024). Analysts' consensus as of December 2024. Valuations are based on external assumptions and expectations.

ferrovial

16 €2.2B » UNIQUE POSITION TO CAPTURE GROWTH FROM VALUE-ACCRETIVE PIPELINE » GROWTH SUPPORTED BY BEST-IN-CLASS ASSETS IN PRIME LOCATIONS €2.2B2 Dividends from infrastructure assets in existing portfolio Shareholder distributions1 2024-2026 EXPECTATIONS (1) Cash dividends and share buybacks. (2) Expected 2024-2026 total shareholder distributions upgraded from €1.7B to a minimum of €2.2B. This guidance could be revised upwards based on potential investment opportunities. Looking ahead Including 2025 additional buyback program up to €500M UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA Why

17 THEY DON’T REFLECT… Ferrovial creates value through de-risking of infrastructure projects by reducing the discount rate of future cash flows in the elimination/reduction of the project’s risk as the concession progresses GROWTH POTENTIAL DURATION RISK PROFILE CAPITAL STRUCTURE Higher risk & lower value Lower risk & higher value ROLLING FORWARD: Progressive value creation as the growing, back ended cash flows get closer NPV OF REMAINING CASH FLOW CONCESSION PERIOD DISCOUNT RATE CONST. PHASE RAMP UP GROWTH MATURITY DOUBLE DIGIT MID SINGLE DIGIT Why don't multiples adequately reflect Ferrovial's valuation? (I) Valuation

Why don't multiples adequately reflect Ferrovial's valuation? (II) 48% Valuation SOME KEY INFRA ASSETS NOT INCLUDED IN ADJ. EBITDA VALUE FROM INFRASTRUCTURE ASSETS vs. ADJ. EBITDA CONTRIBUTION 90% 10% 49% 70% 30% Ex-Infrastructure Infrastructure ANALYSTS CONSENSUS VALUATION 1 ADJUSTED EBITDA1 ASSETS UNDER EQUITY CONSOLIDATION REPRESENT A SIGNIFICANT PART OF EQUITY VALUE BUT… WITHOUT CONTRIBUTION TO ADJ. EBITDA (1) As of December 2024 STAKE STAKE 20% STAKE 24% STAKE Dividends from projects: a better metric to measure FER’s value

19 HIGHWAYS: Equity value for each asset • 407ETR & MLs (and others): DDM/DCF Equity Value at FER’s stake • IRB at Market Price (listed company) & IRB Infrastructure Trust at transaction price AIRPORTS: Equity value for each asset • NTO: multiple over equity invested or DCF • Dalaman: transaction price or DCF CONSTRUCTION • Budimex at Market Price (listed company) • Rest of Construction activity  Earnings multiples or DCF  Enterprise Value CORPORATE • Net debt / cash at Corporate level • Overheads related to Headquarters Ferrovial Equity Value How to assess Ferrovial’s assets value? EQUITY ANALYSTS’ VALUATION METHODOLOGY - SUM OF THE PARTS Note: Some Ferrovial Analysts’ valuation also include other minor contributions from new business units (e.g. Energy) Valuation

20 Fact Book 2 BUSINESS DIVISIONS 3 FINANCIAL PROFILE 4 STOCK INFORMATION Highways Airports Construction Debt structure Cash Flow details Historical financial data Share price performance Shareholder distribution 5 SUSTAINABILITY Environment Health, safety & wellbeing People Governance

21 2 BUSINESS DIVISIONS

22 HIGHWAYS

23

HIGHWAYS

Complex infrastructure projects with pricing flexibility, long duration and located in highly congested urban areas

18
CONCESSIONS
ACROSS 10 COUNTRIES[1]

80%
OF FERROVIAL'S EQUITY VALUE[2]

€4.1B
DIVIDENDS RECEIVED 2015-2024[3]

88% REVENUE
99% ADJ. EBITDA
US ASSETS' CONTRIBUTION TO HIGHWAYS 2024 RESULTS

UNIQUE VALUE CREATION

- HIGH ECONOMIC GROWTH REGIONS
- CONGESTED URBAN AREAS
- PROVIDE ONLY FREE FLOW CAPACITY
- FLEXIBLE & DYNAMIC PRICING
- LONG ASSET DURATION

(1) Figures as of Dec. 2024. The number of concessions (18) includes IRB and IRB Trust as one concession each.
(2) Analysts' consensus valuation as of Dec. 2024.
(3) Exchange rate USD/EUR: 1.0349 CAD/EUR: 1.489.

ferrovial

24 407 ETR Toronto (Canada)

25

HIGHWAYS | 407 ETR

Asset overview

A congestion-free highway in the heart of Greater Toronto Area[1]

- 407 ETR is located in Toronto, Canada. It stretches from Burlington (in the West) to Pickering (in the East).
- A fast-growing area in Canada's largest economic hub.
- Greater Toronto and Hamilton Area (GTHA) is the 6th largest metropolitan area in North America.
- GTA population is expected to grow from 7.7M in 2021 to 11.4M in 2046.
- Ontario GDP is expected to grow +5.3% over the next 3 years.
- 40% of traffic has 407 ETR as its preferred alternative.[2]

407 ETR avg rush hour speed was 29 mph higher than any other alternative in 2024[3]

Shareholders[5]: 48.29% Cintra – 44.20% CPPIB - 7.51% PSP Investments

- 108 km (67 miles) with 24 segments.
- Runs parallel to the 401, one of North America's most congested highways.
- 99-year concession term. Opened in 1999.
- 73 years remaining to maturity (2098).
- Free flow, fully electronic with 204 entry-exit points.
- Has flexibility to set tolls by segment and time of day to manage traffic.



VAUGHAN
RICHMOND HILL
BRAMPTON
MARKHAM
MILTON
MISSISSAUGA
TORONTO
PICKERING
WHITBY
OAKVILLE
BURLINGTON

Highway 407 ETR – New toll rate zones[4]

Highway 407 ETR
- Zone 1: QEW to Dundas
- Zone 2: Dundas to Neyagawa
- Zone 3: Neyagawa to Highway 403
- Zone 4: Highway 403 to Highway 401
- Zone 5: Highway 401 to Highway 410
- Zone 6: Highway 410 to Highway 427
- Zone 7: Highway 427 to Highway 400
- Zone 8: Highway 400 to Yonge
- Zone 9: Yonge to Highway 404
- Zone 10: Highway 404 to McCowan
- Zone 11: McCowan to York Durham Line
- Zone 12: York Durham Line to Brock

Highway 407
- Highway 407: Brock to Highway 115

Video on 407 ETR here.

(1) Data on GTHA as of Dec 2024, source: https://www.ontario.ca.
(2) 40% calculated using 2019 data, as the number of trips using 407ETR with no alternative route divided by the total number of trips using 407ETR.
(3) FER analysis based on data from INRIX, 5PM peak workday.
(4) 407 ETR is expanding from 4 to 12 zones to optimize traffic flow (new zones came into effect Jan 1, 2025).
(5) This percentage reflects the agreement announced on March 13, 2025, by Ferrovial to acquire up to a 5.06% stake from AtkinsRéalis, considering the exercised put-call option. Public Sector Pension Investment Board (PSP Investments) has entered into agreements to acquire a 7.51% interest from CPPIB.

ferrovial

26 Customer Insights1 (1) Source: 2024 Survey conducted by for 407ETR. The survey was conducted among a representative sample of n=13,195 407ETR customers C$14.74 Avg. revenue per trip 115M Daily trips 23km Average trip length 78.4% of drivers using transponder 1.9M+ transponders in circulation of a population of approx. 7.1M in the Greater Toronto Area HIGHWAYS | 407 ETR 78% of customers feel they are treated like a valued customer 7.7% of personal customers traveled 1-3 trips per week

27 Historical financial figures HIGHWAYS | 407 ETR 1,002 1,135 1,268 1,390 1,505 909 1,023 1,327 1,495 1,705 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 TOTAL REVENUE (C$ M) 840 985 1,104 1,211 1,309 740 859 1,139 1,284 1,478 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 EBITDA (C$ M) 83.8% 86.8% 87.1% 87.1% 87.0% 81.4% 84.0% 85.8% 85.8% 86.7% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 MARGIN EBITDA (%) 121.2 124.5 125.7 126.6 125.1 71.5 77.0 98.1 110.8 114.7 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 DAILY TRIPS 8.10 9.02 9.96 10.86 11.86 12.55 13.12 13.32 13.23 14.74 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 AVG. REVENUE PER TRIP (C$) 750 790 845 920 1,050 563 600 750 950 1,100 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 DIVIDENDS AT 100% (C$ M)

28

HIGHWAYS | 407 ETR

Pricing framework & revenue structure

407 ETR has flexibility to set toll rates

- Flexible tolling regime designed to provide congestion relief in the corridor.
- Rates are structured to keep 407 ETR fast, safe and reliable.
- Flexibility to charge different tolls for each segment, direction and time with no cap.
- Toll rate changes can be introduced at any time, with a one-month notice to the MTO (Ministry of Transportation of Ontario) is required.
- Toll increases aimed to provide a high level of service to users while optimizing net revenue.
- Targeted promotions may be applied to encourage an efficient use of the road.


POPULATION GROWTH
GDP GROWTH
TRAFFIC CONGESTION
PRICING
AS MAIN REVENUE DRIVER
PRICING FLEXIBILITY
TO MANAGE DEMAND & MANTAIN A LEVEL OF SERVICE

Revenue structure

TOLL REVENUE (approx.92% of total revenue):

- **Trip Toll Charge** is applied for each trip in addition to the per kilometer charge. (Light vehicles $1, Heavy vehicles $2, Heavy Multiple Unit Vehicles $3). The Heavy Vehicle per Km rate for vehicles over 5,000 Kg (large trucks and buses).
- **Camera Charge fee** per trip is added when a vehicle travels without a valid transponder. Additionally, an unrecognizable plate charge is levied each time a vehicle uses the highway without a valid transponder when that vehicle's rear license plate's identifying features are not recognizable by the toll system

FEE REVENUE (approx. 8% of total revenue):

- Include monthly transponder lease fees and annual transponder lease fees relating to the maintenance, billing of non-transponder customer accounts, late payment charges, enforcement fees for past due amounts and service fees related to tolling, billing and back-office services.
  407 ETR Complete Fee Details | 407 ETR


Avg. revenue per trip
7.1% CAGR
7.44
14.74
2014
2024

ferrovial

HIGHWAYS | 407 ETR

Congestion Payment (Schedule 22)

AT A GLANCE

- The Contract includes payments to the Province if traffic levels remain below contract-set minimum relief traffic thresholds. If two conditions are met:
  - TOLL RATES: Standard rate (toll rate) > Toll rate threshold
  - TRAFFIC: Average segment flow rate (Traffic Level) < Traffic Threshold

CALCULATION

- Calculated annually on a per segment basis (24 segments).
- Calculation is based on "*peak of the peak*": 2h with highest VKTs in all business days and then, the average of the 60% busiest days.

FORCE MAJEURE EVENT

The Ministry of Transportation of Ontario determined that the pandemic (COVID-19) was a Force Majeure event. No congestion payments were due during Force Majeure. 407 ETR announced a new rate schedule that came into effect on Feb. 1, 2024, ending the Force Majeure Event.

S22 PROVISION[1]

- Congestion payment will be calculated based on 2025 traffic, with cash payment in April 2026. In 2025, a provision will be accrued as an opex. That provision will be based on the estimated traffic data for the whole year and accrued on a monthly basis based on the % of traffic in the corresponding month over the expected traffic for the year (seasonality may impact traffic along the year). The provision will be rebalanced along the year with actual traffic data.
- Compound effect on revenues and future growth expected to be NPV positive even with expected material Schedule 22 payments in the first years.

CALCULATING SCHEDULE 22 PAYMENTS

Schedule 22 Payment is applied if two conditions are met:

- ✓ The rush hour traffic on any segment-direction (ASFR) is below the pre-determined Traffic Threshold[2].
- ✓ Rush hour tolls (actual toll/km charged on the segment) are above the Toll Threshold. There is a single Toll Threshold for the entire 407 ETR.


Traffic Threshold
SCHEDULE 22 PAYMENT
Toll Rates
Toll Rate Threshold
Average segment flow rate (ASFR)

2x ANNUAL SEGMENT TOLL REVENUES x % TRAFFIC UNDER TRAFFIC THRESHOLD

Note: **For more details, visit the excel file corporate fact book.**

(1) Schedule 22 paid twice in 20 years, C$28.7k in 2003 (0.01% 2003 revenues) and C$1.8M in 2019 (0.12% 2019 revenues).

(2) Traffic Thresholds will be updated on annual basis

30 0 150 300 450 600 750 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 Senior Subordinated Junior BOND MATURITY SCHEDULE (C$ M) 55% of debt maturing in more than 15 years. Dividends & Financial Structure HIGHWAYS | 407 ETR DEBT SENIOR BONDS SUBORDINATED BONDS JUNIOR BONDS SYNDICATED CREDIT FACILITY Principal (C$M) 9,789 1,150 164 800 Interest rate 4.12% 4.92% 7.13% Drawn: BA+80pbs Undrawn: 16pbs Maturity 2024-2054 2028-2036 2040 2026 Rating S&P (A) DBRS (A) S&P (BBB) DBRS (BBB) S&P (A-) DBRS (A low) Dividends C$12.0B (100%) C$5.3B (%FER) DSCR Lock up 1.35x Equity C$804.6M (%FER)1 Debt C$11.1B 4.25% Weighted avg. rate NET DEBT (C$ M) 6,296 6,650 6,958 7,448 7,963 8,323 8,724 9,050 9,465 9,901 7.5 6.8 6.3 6.2 6.1 11.2 10.2 7.9 7.4 6.7 0.0 2.0 4.0 6.0 8.0 10.0 12.0 0 2000 4000 6000 8000 10000 12000 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 NET DEBT NET DEBT/EBITDA (1) This figure excludes the agreement reached on March 13, 2025, to acquire up to a 5.06% stake from AtkinsRéalis.

31 Expansion requirements: Schedule 22, Article 4 » An Expandable Segment is defined as a segment that has not reached its Ultimate Number of Core Lanes and the Lane Flow Rate exceeding 1,700 vehicles during a Peak Hour for more than 125 Hours in a calendar year » The designated Expandable Segment each year is defined as the Segment with the highest average Lane Flow Rate during all Peak Hours in the prior calendar year » Each calendar year, the Concessionaire shall determine if there is any Expandable Segment. Any Expandable Segment and the Corresponding Segment shall be widened by at least one core lane within a 2-year period Expansion progress » East (15 km) and west (24 km) extensions were completed in 2001 » 315 lane-kilometers added since the extensions were completed » 12% remaining road capacity can be increased until Ultimate Capacity Mandatory capacity improvements HIGHWAYS | 407 ETR

32 Information » SEDAR is an electronic filing system that allows listed companies to report their securities-related information to Canada’s securities regulation authorities. » SEDAR is the Canadian equivalent of the SEC's EDGAR, the U.S. electronic system for filing securities information. » More information is available in the 407 ETR webpage. o Major Financial Filings | 407 ETR Reported information » Certification of Annual Filings (CEO and CFO) » Certification of Interim Filings (CEO and CFO) » Annual Information Form o Corporate structure o General development of business o Capital structure o Others » Audited annual financial statements » Auditor’s consent letter » Calculation of earnings coverage » Interim financial statements report » Quarterly Information - MD&A News releases » Other specific forms Public information HIGHWAYS | 407 ETR SEDAR- System for Electronic Document Analysis and Retrieval WEB PAGE: SEDAR

US Express Lanes 33

34

HIGHWAYS | US MANAGED LANES

Asset description (I)

» A solution to congestion on existing urban corridors through active management of newly added capacity through dynamic pricing
» Every driver has the option to pay for a faster, safer and more reliable trip
» Dynamic pricing guarantees minimum level of service
» Free Flow, fully electronic tolling: no booths/ no queues

Express toll way within an existing highway

EXPRESS LANES[1]


IMPROVED FRONTAGE ROADS
RECONSTRUCTED GENERAL HIGHWAY LANES
TEXPRESS LANES
RECONSTRUCTED GENERAL HIGHWAY LANES
IMPROVED FRONTAGE ROADS
Free Lanes
Tolled Lanes
Minimum speed guaranteed
Free Lanes

(1) Graph for illustrative purposes. This is a configuration example, not all projects have frontage roads, or at least 2 managed lanes per direction.

ferrovial

35 Asset description (II) HIGHWAYS | US MANAGED LANES (1) Pre-Mandatory Capacity Improvement. The project consists of the addition of 1 lane in GPL in each direction on the segment 1 and 1 lane of MLs in each direction on the Segment 2. Please, see more detail on slide 45. Location Dallas Fort-Worth (Texas) Dallas Fort-Worth (Texas) Dallas Fort-Worth (Texas) North Carolina Northern Virginia Ferrovial Share 62.97% 54.60% 53.67% 72.24% 55.70% Other Shareholders 37.03% Meridiam 28.33% APG 17.07% Meridiam 28.84% APG 17.49% Meridiam 24.58% John Laing 3.18% Aberdeen 29.75% Meridiam 14.55% APG Concession Term 2009 – 2061 (52y) 2009 – 2061 (52y) 2013 – 2061 (48y) 2014 – 2069 (55y) 2016 – 2066 (50y) Operations Term 2014 – 2061 (47y) 2015 – 2061 (46y) 2018 – 2061 (43y) 2019 – 2069 (50y) 2022 – 2066 (44y) Highway Length 13.3 miles 13.25 miles 16.9 miles 25.9 miles 22.5 miles Segments 2 3 3 7 3 Managed Lanes (ML) / General Purpose Lanes (GPL) 2 ML per direction1 2-3 GPL per direction1 2 -3 ML per direction 4-5 GPL per direction 2 ML per direction 2 GPL per direction 1-2 ML per direction 2-4 GPL per direction 2 ML per direction 3 GPL per direction

36

HIGHWAYS | US MANAGED LANES

Asset description (III)

	NTE TEXPRESS, LBJ TEXPRESS, NTE 35W TEXPRESS	I-77 EXPRESS	66 Express
Dynamic tolling	Price adapts in real time with potential toll rate changes every 5 minutes	Price adapts in real time with potential toll rate changes every 5 minutes	Price adapts in real time with potential toll rate changes every 3 minutes
Toll rates & Price cap	Freedom to set toll rates below the soft cap (2025: $1.126/mile pegged to US CPI) Toll rates will go up above soft cap (Mandatory Mode), under certain traffic conditions, in order to guarantee a minimum level of service	Freedom to set toll rates. No cap. Must notify NCDOT 30 days before increasing the minimum or maximum rate for any segment	Freedom to set toll rates. No cap.
Minimum speed	50 mph	45 mph	55 mph
Speed limit	75 mph Managed Lanes 70 mph LBJ General Purpose Lanes 65 mph NTE General Purpose Lanes 55-65 mph NTE 35W General Purpose Lanes	70 mph Managed Lanes 65 mph General Purpose Lanes	70 mph Managed Lanes 65 mph General Purpose Lanes
Permitted vehicles	Light and Heavy	Light and Extended Vehicles (larger two-axle and vehicles pulling single-axle trailers)	Light and Heavy
Heavy vs Light price	2x to 5x Heavy vehicles pay a fixed multiplier of the price on the sign, which is determined by their vehicle classification based on dimensions	Up to 4x	Freedom to set multipliers. 3+ axle vehicles: minimum toll factors of 5x at peaks and 3x at off peaks
HOV (High occupancy vehicle)	50% discount for HOV 2+ Texas Dept. of Transportation assumes this discount (No risk for concessions)	Free HOV 3+	Free HOV 3+
Collection risk	Collection risk transferred to North Texas Tollway Authority	Collection risk transferred to North Carolina Turnpike Authority	Collection risk on video transactions. E-ZPass transactions paid by VDOT ferrovial

NTE | LBJ | NTE 35W Dallas Fort-Worth

38 » DFW is a metroplex with a widespread population and multiple employment centers » The area ranked 1st in the US for absolute population growth1 » Estimated population growth in the North and West expected to stress the already congested network Overview HIGHWAYS | NTE, LBJ & NTE 35W SIGNIFICANT LOGISTICS DEVELOPMENTS IN THE REGION Best driving experience in Dallas-Fort Worth (1) 2021 to 2022, J.H. Cullum Clark, Director, Bush Institute-SMU Economic Growth Initiative, Americans keep moving to high-opportunity cities in the sun belt, new census data confirms. Love Field Airport For more information on our Dallas Managed Lanes, please visit Ferrovial’s YouTube page here.

39 Customer Insights1 (1) Source: 2024 Annual Survey, conducted by Innovative Research Group (INNOVATIVE) for LBJ/NTE/NTE35W and Cintra. The survey was conducted among a representative sample of n=834 Dallas-Forth Worth residents 38M+ Distinct vehicles to date 8.3M+ Drivers travel every year 1M Daily trips 9 miles Average trip length 90%+ of drivers take 1-3 trips each week 4.9M+ toll tags were seen in the past year out of 6.3M active tags in North Texas (78%) 85% of drivers reported positive experience HIGHWAYS | NTE, LBJ & NTE 35W

40 Historical Financial Figures HIGHWAYS | NTE, LBJ & NTE 35W 116 153 125 187 243 289 299 126 153 104 133 159 193 225 37 90 98 142 168 234 320 2018 2019 2020 2021 2022 2023 2024 TOTAL REVENUE ($M) NTE LBJ NTE 35W 98 129 106 164 213 255 264 103 127 72 102 128 158 185 27 54 82 119 139 195 266 2018 2019 2020 2021 2022 2023 2024 ADJUSTED EBITDA ($M) NTE LBJ NTE 35W 84% 85% 85% 87% 88% 88% 88% 82% 83% 69% 77% 80% 82% 82% 74% 60% 83% 84% 83% 83% 83% 2018 2019 2020 2021 2022 2023 2024 ADJUSTED EBITDA Margin (%) NTE LBJ NTE 35W 30 34 25 33 36 40 39 44 48 30 37 40 43 46 19 33 28 35 35 42 51 2018 2019 2020 2021 2022 2023 2024 TRANSACTIONS (M) NTE LBJ NTE 35W 3.9 4.5 4.9 5.6 6.7 7.3 7.7 2.8 3.2 3.4 3.6 4.0 4.4 4.8 1.9 2.7 3.5 4.0 4.8 5.6 6.3 2018 2019 2020 2021 2022 2023 2024 TOLL REVENUE PER TRANSACTION ($) NTE LBJ NTE 35W 292 46 100 155 187 177 229 360 60 74 107 505 176 2019 2020 2021 2022 2023 2024 DIVIDENDS AT 100% ($M) NTE LBJ NTE 35W

41

HIGHWAYS | NTE, LBJ & NTE 35W

Pricing Framework

Toll rate mechanism

Soft Cap: The TEXpress Lanes operate with a soft toll cap per mile pegged to US National CPI-U December over December.

Under the Cap, Dynamic Mode: Total freedom to charge any amount below the soft cap. Tolls set in real time and updated every 5 minutes.

Over the Cap, Mandatory Mode: In order to guarantee a minimum level of service, the contract mandates for tolls to exceed the soft cap until traffic conditions improve. There is no upper limit. The cap can only be exceeded if:

- Speeds on the managed lane fall below 50 mph.
- Or Volumes on the ML exceed 3300 PCE/HR on a 2-lane section or 5,100 PCE/HR on a 3-lane section.

MANDATORY MODE:


TOLL RATE
SPEED
CARS DEMAND
Toll Rate Cap$1.126/mi [1]
Demand 3,300 cars/hr (2 lanes)
threshold 5,100 cars/hr (3 lanes)
Speed Threshold 50 mph
12:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00
Hour starting Analysis by segment & direction
FREEDOM UNDER THE CAP
MANDATORY MODE
FREEDOM UNDER THE CAP


ML Volumes
ML Capacity
Toll Rate Cap
Toll Rates
1. Toll rates increased above the cap
2. Toll rates maintained at above-the-cap levels
3. Toll rates lowered to below-the-cap levels

Fee structure: Price on sign * Truck Multiplier * HOV Discount * Video Surcharge

TAG (PRE-PAID): If vehicle is equipped with an electronic tag, driver will pay the price on the sign and no additional fees.

EXEMPT VEHICLES: Police, buses, concession-owned vehicles and first responders drive for free.

Truck Multiplier: Pay a fixed multiplier of the price on the sign based on vehicle classification. Multiplier 2x to 5x.

HOV Discount: pre-declared HOV's are entitled to a 50% discount during peak hours. Reimbursed to the concession by the local authority.

VIDEO (surcharge): The video fee is charged if a vehicle has no tag or an invalid tag. The driver will pay the toll amount plus a 100% premium. This fee is not reimbursed to the concession by the NTTA.

Toll Collection: A transaction file is sent to NTTA and payment is received from TxDOT, net of NTTA's fees and video fees, 2-3 days after.
TxDOT reimburses the concession with the HOV subsidy.


T
TxTag
EXPRESS LANES
TO EAST
820 / 820
$0.90
HOV 2+
$0.45
HIGHER RATES FOR NO TAG

ferrovial

(1) Toll rate cap at 2025

42 2.7 6.3 0 1 2 3 4 5 6 7 2019 2024 3.2 4.8 0 1 2 3 4 5 6 2019 2024 4.5 7.7 0 1 2 3 4 5 6 7 8 9 2019 2024 Toll revenue (approx. 99% of total revenue): » NTTA (North Texas Tollway Authority) bills customers and performs collection services on behalf of the Concession Company with collection risks fully borne by NTTA. TxDot pays within 2-3 business days after the transaction files are received from the Concession Company. » The Concession Company invoices TxDot for 50% of the cost of HOV that was not billed to the users. Other revenue (less than 1% of total revenue): » Consists of reimbursements for accident-related damages. Revenue Structure HIGHWAYS | NTE, LBJ & NTE 35W Main revenue drivers P O P ULAT ION G RO WTH G D P G RO WT H TRAFFIC CONGESTION PRICING FLEXIBILITY T O M A N A G E D E M A N D & M A N T A I N A L E V E L O F S E R V I C E S O F T C A P L I N K ED T O I N F L ATION M A N D A TORY M O D E E V E N TS T RA F FIC M IX NTE LBJ NTE 35W Toll revenue per transaction ($) +11.4% CAGR +8.8% CAGR +18.0% CAGR

43

HIGHWAYS | NTE, LBJ & NTE 35W

Contractual payments to the Department of Transportation (DOT)

Revenue share

- Requirement under the Concession Agreement.
- Compares cumulative actual revenues with "Revenue Bands" defined at Financial Close.
- Progressive sharing (from 0% to 75%) of cumulative actual revenue that exceeds such bands.
- If the operating period in the first or last calendar year is less than a full calendar year, the applicable amounts of the Revenue Band floors and ceilings will be adjusted pro rata based on the number of operating days[1].


% of excess accum. revenue (gap) to be shared with the DOT
75%
50%
25%
12.5%
0%
No revenue sharing
Will share % of excess revenue (gap)

More Information:

- NTE: North Tarrant Express - CDA Exhibit 7 - Compensation Terms (txdot.gov)
- LBJ: LBJ Express - CDA Exhibit 7 - Compensation Terms (txdot.gov)
- NTE 35W: North Tarrant Express Segments 3A, 3B, and 3C- Exhibit 7 - Compensation Terms (txdot.gov)

Refinancing gain

- TxDOT's right to a portion of any Refinancing Gain, and to a potential gain from an Initial Financing.
- Calculation Methodology: Net Present Value (NPV) of the variance between the dividends of the pre-refinancing structure and that of the new financial structure at the refinancing date. In the event of a positive NPV, a certain percentage of the gain will be shared with TxDOT.

PERCENTAGE SHARING:

- **NTE:** 75% of any Refinancing Gain from a Refinancing using credit assistance under the TIFIA (Transportation Infrastructure Finance and Innovation Act) and PABs (Private Activity Bonds) commitment and 50% of any other Refinancing Gain.
- **LBJ:** 75% of any Refinancing Gain from a Refinancing using credit assistance under the TIFIA and PABs commitment and 50% of any other Refinancing Gain.
- **NTE 35W:** 50% of any Refinancing Gain.

LBJ Wishbone Facility Revenue Share

- The LBJ Wishbone Facility is not part of the Project but serves as an additional interchange facility for the Project Managed Lanes and its operation resulted in an increase in revenues.
- TxDOT has the right to a 50% share of the net proceeds of the transactions recorded at Wishbone Toll Gantries.

2024 Payments to DOT:

- Revenue Share: $14.0M NTE 35W
- Refinancing gain: $5.5M NTE
- LBJ Wishbone Revenue Share: $5.5M LBJ


Simplified Wishbone Diagram
Configuration after May 2017
I-35E
I-635
LBJ Gantry
TxDOT Gantry
LBJ Seg. 1
LBJ Traffic Counters
LBJ Gantries

(1) Calculation examples for Revenue share & refinancing gain are included in the investor Excel file published on FER website ferrovial

44 EMMA NTE 35W Series 2019 OS Dividends & Financial Structure HIGHWAYS | NTE, LBJ & NTE 35W Note: Dividend distributions usually linked to FCF generation. NTE & LBJ had a restriction that prevents the dividend distributions before the 5th anniversary of the Substantial Completion Day. The first distribution of NTE35W was not allowed prior to Service Commencement of the Seg.3C Facility (1) FER's stake includes the acquisition from the Dallas Police & Fire Pension System in 2016 (NTE 35W: 3.57%, increasing from 50.10% to 53.67% for $9M) and in 2017 (NTE: 6.30%, increasing from 56.67% to 62.97% for $65M, and LBJ: 3.60%, increasing from 51.00% to 54.60% for $42M) (2) Transportation Infrastructure Finance and Innovation Act (TIFIA) program provides credit assistance for qualified projects of regional and national significance in the US. Repayments depend on performance DEBT MATURITY SCHEDULE ($M) DEBT PABs 2019 PABs 2019 Taxable Bonds 2019 PABs 2023 Principal Interest rate Maturity Rating $209M 5.00% 2030-2036 Fitch (BBB+) Moody’s (Baa1) $122.7M 4.00% 2037-2039 Fitch (BBB+) Moody’s (Baa1) $871.1M 3.92% 2040-2049 Fitch (BBB+) Moody’s (Baa1) $397.3M 5.50% 2052-2058 Fitch (BBB+) Moody’s (Baa1) DEBT PABs 2020 Taxable Bonds 2020 PABs 2021 TIFIA CAPEX FACILITY Principal Interest rate Maturity Rating $538M 4.00% 2030-2040 Fitch (BBB) Moody’s (Baa2) $7M 2.75% 2026 Fitch (BBB) Moody’s (Baa2) $608.5M 3.80% 2050-2057 Fitch (BBB) Moody’s (Baa2) $835.6M 4.22% 2035-20501 Fitch (BBB) Moody’s (Baa2) $18M 4.51% 2027 DEBT PABs 2019 PABs 2023 Barclays debt 2023 TIFIA Principal Interest rate Maturity Rating $653.9M 5.00% 2047-2058 Fitch (BBB+) Moody’s (Baa1) $265.9M 5.36% 2033-2043 Fitch (BBB+) Moody’s (Baa1) $221M 5.30% 2028 Fitch (BBB+) Moody’s (Baa1) $437.7M 3.84% Up to 20302 Fitch (BBB+) Moody’s (Baa1) Dividends $957M ($602M %FER) 1.20x DSCR Lock up Equity $426M ($307M %FER)1 Debt $1,600M (Avg. 4.46%) Dividends $830M ($453M %FER) 1.20x DSCR Lock up Equity $672M ($384M %FER)1 Debt $2,007M (Avg. 4.03%) Dividends $681M ($365M %FER) 1.30x DSCR Lock up Equity $591M ($318M %FER)1 Debt $1,579M (Avg. 4.78%) EMMA LBJ Series 2010 OSEMMA NTE Series 2009 OS 0 20 40 60 80 100 120 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 20 56 20 57 20 58 PABs 2019 Taxable Bonds 2019 PABs 2023 0 20 40 60 80 100 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 20 56 20 57 PABs 2020 Taxable Bonds 2020 PABs 2021 TIFIA Capex Facility 0 40 80 120 160 200 240 280 320 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 20 56 20 57 20 58 PABs 2019 PABs 2023 Barclays debt 2023 TIFIA More Information:

45 » Contractual obligation to design and build the Mandatory Capacity Improvements once certain revenue thresholds are met. » The project consists of the addition of 1 GPL per direction on segment 1 and 1 ML per direction on Segment 2. » Given the asset’s positive performance, the obligation to execute this extension was triggered in 2023. » Construction period: 2023 – 2027. » Total investment of $355M. » NTE has issued $414M1 using Private Activity Bonds (PABs), at 5.5%. Texas Private Activity Bond Surface Transportation Corporation (msrb.org) NTE - Mandatory Capacity Improvements HIGHWAYS | NTE, LBJ & NTE 35W TYPICAL SECTION SEGMENT 1 TYPICAL SECTION SEGMENT 2 (1) Use of Funds ($414M): Mandatory Capacity Improvements $355M, Major Maintenance - Renewal work $51M, Issuance Costs $5M, Underwriters 'discount $2M, Adjustments to the contract price $2M. (2) Source: EMMA. DBC has completed 31.4% of the total current contract amount ($107.4M of $342.0M). More Information: 31.4% completed as of Dec 31, 20242

46 » Project Description: The Concession will be responsible to design, build, operate and maintain an additional General Purpose Lane (GPL) per direction of segments 3A3B. TxDOT will fully fund the investment and, it will compensate for any revenue loss derived from the construction works or/and the capacity increase, according to a formula included in the contract. » Construction trigger: • TxDOT’s discretionary decision. NTE 35W - 3A 3B 3C - THE GOLDEN TRIANGLE BRAIDED RAMPS » Project Description: Construction of two bridges and related elements for the connection of the GPL and ML’s in both directions (north/south) in the section between Golden Triangle Boulevard and Keller Hicks Road. The construction of these “braided ramps” will lead to the elimination of current access points and the construction of new ones to improve connectivity. The Concession will be responsible for the design, construction, operation and maintenance costs, as well as financing the Project. » Construction Trigger: • The construction trigger is activated if for 20 consecutive business days, during peak hour the speed of the GPL goes under 40 miles per hour. The construction period once the trigger has been activated is 18 months, which could be agreed between TxDOT and the Concession. • Even if the trigger event is not met, the ramps have to be built by 1/1/2035. » Project Description: Construction of 1 additional GPL per direction. The Concession will be responsible for the design, construction, operation, maintenance and financing of the Project. » Construction trigger: • TxDOT’s discretionary decision. • To be built no later than 1/1/2040, subject to TxDOT’s discretionary decision to modify the date. • In the event of earlier/later request, there will be a compensation according to a formula determined by the contract. 3C NTE 35W - Mandatory Capacity Improvements HIGHWAYS | NTE, LBJ & NTE 35W More information: Texas Private Activity Bond Surface Transportation Corporation (msrb.org) North Tarrant Express 35W Highway - Ferrovial

47 WEB PAGE • NTE: https://emma.msrb.org/IssueView/Details/ES398761 • LBJ: https://emma.msrb.org/IssueView/Details/P1404295 • NTE 35W: https://emma.msrb.org/IssueView/Details/ER392132 Reported information » Audited Financial Statements. » Unaudited Quarterly Financial Statements. » Budget: includes an operating plan, P&L, income and expense details, fixed asset investment and cash flow. » Quarterly Income and Operations Report: monthly traffic and revenue information compared to budget and comments, quarterly profit and loss compared to budget and comments and fixed asset investment compared to budget and comments. » Rating Agency Reports: credit opinion, credit reaffirmation, or change in credit rating for the concession. » Other relevant information. Information » The information to be reported is collected in the 15c2-12 "Municipal securities disclosure" regulation of the Exchange Act. » In the case of the Dallas concessions, it is found in the "Debt Agreement" of each issuance. » More information is available in the TEXpress Lanes webpage: LBJ, NTE & NTE 35W TEXpress Lanes » Concession agreements are available on Ferrovial website: • NTE, Dallas - Fort Worth - Ferrovial • LBJ Express, TX - Ferrovial • North Tarrant Express 35W Highway - Ferrovial Public Information HIGHWAYS | NTE, LBJ & NTE 35W EMMA (Electronic Municipal Market Access System)

I-66 Northern Virginia

49

HIGHWAYS | I-66

Overview


Dulles Airport
Tyson's Corner
I-66
Washington D.C.
Fairfax
Manassas

Source: MWCOG Cooperative Forecast Round 9.2

Serving one of the highest-income suburbs in the US

- I-66 is the main east-west interstate highway in Northern Virginia connecting Washington DC and Arlington with the Northern Virginia suburbs.
- Design & Construction of 2 Express Lanes and modification of the existing design to accommodate 3 general purpose lanes in each direction.
- Directional traffic in the West. In the East, heavy traffic in both directions with significant congestion during peaks. I-66 serves a growing number of logistics businesses along the corridor.
- Congestion expected to increase by 48% in 2045[1]

KEY Population Change from 2020 to 2045
- Less than 0
- 0 to 500
- 500 to 1,000
- Greater than 1,000
- Transportation & Logistics Areas

YouTube

For more information on I-66, please visit Ferrovial's YouTube page here.

(1) TPB and COG Scenario Study Findings, 2022, p 12

ferrovial

50 Customer Insights1 HIGHWAYS | I-66 (1) 2024 Annual Survey, conducted by Innovative Research Group (INNOVATIVE) for I66 and Cintra. The survey was conducted among a representative sample of n=600 Northern Virginia residents 30M+ Distinct vehicles 400k+ Distinct drivers every month 1.4M+ Total active tags were seen in 2024 1.3M+ Monthly trips 11 miles Average trip length 3 Trips per month for the average customer 74% of drivers reported positive experience

51 Historical financial figures HIGHWAYS | I-66 167 247 2023 2024 TOTAL REVENUE ($M) 129 196 77% 79% 1 1 1 1 1 1 2023 2024 ADJUSTED EBITDA ($M) - ADJUSTED EBITDA MARGIN (%) Adjusted EBITDA MARGIN EBITDA 29 32 2023 2024 TRANSACTIONS (M) 3.6 7.8 DEC'22 DEC'24 TOLL REVENUE PER TRANSACTION ($)

52

HIGHWAYS | I-66

Pricing framework

Toll rate mechanism

The 66 Express Lanes offer a dynamic pricing system that adjusts toll rates based on real-time traffic conditions and demand. This dynamic system is designed to prevent congestion, keep traffic flowing in the express lanes at minimum speeds of 55 mph.

When demand increases, tolls adjust upward, but as traffic lessens, tolls on the 66 Express Lanes are lowered. This allows drivers to decide when to take advantage of the 66 Express Lanes, making it the best option for those seeking a faster and more efficient route.

Fees and charges associated with travel on the highway:
Get Ready for a Trip on the 66 Express

Fee structure: Price on sign * Truck Multiplier * HOV Discount * Video Surcharge

Transponder/tag (pre-paid): If a vehicle is equipped with a transponder/tag, the driver will pay the price on the sign and no additional fees.[1]

Exempt vehicles: Police, bus, concession-owned vehicles, and first responders drive for free.

Truck Multiplier: Pay a fixed multiplier of the price on the sign based on vehicle classification. There is a minimum toll factor of 3x at off peaks & 5x at peaks, with freedom to set multipliers above that. Currently toll factors up to 6x during non-peak hours & 8x during peak hours.

HOV Discount: Per VDOT policy, toll-free travel is given to non-commercial vehicles with 3+ passengers that have a E-ZPass Flex transponder set on HOV-On.

Video surcharge: If vehicle has no tag or an invalid tag, the driver will pay the toll amount plus administrative fees.

Toll Collection: E-ZPass customer related transactions are paid by VDOT and video transactions are collected directly from the customers.

(1) If drivers don't have a transponder, or their accounts lack sufficient funds, they will have 5 days to pay before an invoice is sent and administrative fees begin to accrue.

ferrovial

53 Toll revenue (approx. 96% of total revenue): » Transponder/tag customers: I-66 collects 100% of revenue from VDOT. » Video customers (vehicles without a transponder): I-66 EMP directly bills and performs collection services, and bears the risk related to collecting revenue from video trips. Other revenue: » Consists of reimbursements for accident-related claims. Revenue structure Main revenue drivers P O P ULAT ION G RO WTH G D P G RO WT H TRAFFIC CONGESTION PRICING FLEXIBILITY T O M A N A G E D E M A N D & M A N T A I N A L E V E L O F S E R V I C E UN C A P PE D F RE E DOM T O S E T T O L L RA T E S T RA F FIC M IX Toll revenue per transaction ($) HIGHWAYS | I-66 +29.5% CAGR 3.6 6.0 0 1 2 3 4 5 6 7 DEC'22 DEC'24

54

HIGHWAYS | I-66

Contractual payments to the Department of Transportation

Revenue share

- Requirement under the Concession Agreement.
- Compares the Net Present Value of actual cumulative revenues from the opening date, with specific "NPV Bands" defined at Financial Close.
- Whenever the Net Present Value of actual cumulative revenues exceeds such NPV Bands, revenue will be shared.
- The five NPV Bands were defined as the Net Present Value as of Financial Close of the projected revenues for each of these upside revenue scenarios.
- Such NPV Bands were finally incorporated in the Concession Agreement and are fixed and not subject to adjustments since then.

	Sharing
	0%
1st Band	10%
2nd Band	20%
3rd Band	30%
4th Band	40%
5th Band	50%

Support for corridor improvements

- Used by VDOT to cover improvements in the corridor at its discretion. Payments should start in 2056. (Using base date of November 15, 2020, and a discount rate of 6.14 percent, the present value of the Support for Corridor Improvements must total $350M).
- Priority of such payments is after "Lender-related requirements (except voluntary prepayments)" and Transit Funding Payments, but prior to Distributions.
- If funds are insufficient to fully pay required Support for Corridor Improvements, the Developer must provide a detailed calculation and explanation to the Department.
- Any unpaid balance remaining at the end of the Term shall be cancelled and no longer an obligation of the Developer under the Agreement.

Transit funding payments

- Dedicated to operate Virginia's transit system.
- Payments started in 2021. Total Payments amount to $1.517M (nominal terms) over the life of the concession.
- Shall be payable after debt service and reserve accounts and will be subject to lockup provisions required in the TIFIA loan agreement, but prior to Support for Corridor Improvements and prior to Distributions.
- If funds are insufficient to make a scheduled payment at the time it is due, the scheduled payment, or any unpaid portion will be considered past due and will remain due and payable without interest.

Refinancing gain

- DOT's rights to a portion of any Refinancing Gain, and to a gain from an initial Financing.
- Calculation Methodology: Net Present Value (NPV) of the variance between the dividends of the pre-refinancing structure and that of the new financial structure at the refinancing date. In the event of a positive NPV, a certain percentage of the gain will be shared with VDOT.

PAYMENT, Developer shall pay to the department:

- 50% of any Refinancing Gain from a Refinancing that is not an Exempt Refinancing.

More Information:
Comprehensive-Agreement.pdf (virginia.gov)
Exhibit_J_I66.pdf (virginia.gov)
Exhibit_J-5_I66.pdf (virginia.gov)

2024 Payments to DOT:
Transit Funding Payment: $47.5M

ferrovial

Note: Calculation examples for Revenue share & refinancing gain are included in the investor Excel file published on FER website

55 Virginia Small Business Financing Authority (msrb.org) Dividends & Financial Structure DEBT MATURITY SCHEDULE ($ M) FIRST DIVIDEND DISTRIBUTED IN 2024 Distributions to shareholders has been made before the 5th anniversary of Substantial Completion (November 2022), as the contract allows it if the Developer has paid all TIFIA Debt Service due and payable on the three most recent Debt Semi-Annual Payment Dates. HIGHWAYS | I-66 DEBT PABs 2017 TIFIA Principal ($M) 737 1,229 Interest rate 5.00% 2.80% Maturity 2047-2056 Up to 20572 Rating Fitch (BBB) Moody’s (Baa3) Fitch (BBB) Moody’s (Baa3) Dividends $172M (100%) $96M (%FER) DSCR Lock up 1.30x Equity $1,523M (100%) $984M (%FER)1 Debt $1,966M 3.58% Weighted avg. rate 0 20 40 60 80 100 120 140 160 180 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 51 20 52 20 53 20 54 20 55 20 56 20 57 PABs 2017 TIFIA (including capitalized interest) (1) Ferrovial's stake includes the acquisition from John Laing in 2021 of 5.70%, increasing from 50.00% to 55.70% for $182M (2) Transportation Infrastructure Finance and Innovation Act. (TIFIA) program that provides credit assistance for qualified projects of regional and national significance in the US. Repayments depend on performance

56 WEB PAGE https://emma.msrb.org/IssueView/Details/ES381888Information » The information to be reported is collected in the 15c2- 12 "Municipal securities disclosure" regulation of the Exchange Act. » In the case of the I66 concession, it is found in the “Continuing Discloser agreement“. » More information is available in the I-66 webpage: Home - 66 Express Outside the Beltway (ride66express.com) » Concession agreement is available on Ferrovial’s website: I-66 Outside the Beltway, VA - Ferrovial Reported information » Audited Financial Statements. » Unaudited Quarterly Financial Statements. » Quarterly Income and Operations Report: monthly traffic and revenues information compared to budget, quarterly profit and loss compared to budget and comments and fixed asset investment compared to budget and comments. » Rating Agency Reports: credit opinion, credit reaffirmation, or change in credit rating for the concession. » Other relevant information. Public information EMMA (Electronic Municipal Market Access System) HIGHWAYS | I-66

I-77 Charlotte | North Carolina

58 Davidson Uptown Charlotte I-77 Lake Norman Mooresville Overview HIGHWAYS | I-77 Expected % Population growth from 2015 to 2045 1 N o C h a n g e 0 % t o 1 0 0% 1 0 1 % t o 2 0 0 % G r e a t e r t h a n 2 0 0 % C R T P O P l a n n i n g A r e a A key growth enabler for Charlotte region » I-77 is a high-growth corridor that connects Charlotte with its dynamic northern suburbs » Express lanes opening since the end of 2019 has improved speed across the entire corridor » It serves a mix of local and long-distance interstate trips » Rapid growth anticipated along the corridor with no real alternative routes » 50% of roads in the region expected to be over capacity by 20402 (1) Charlotte Regional Transportation Planning Organization (CRTPO) 2045 Metropolitan Transportation Plan, 2018, pg 55 (2) CRTPO 2045 Metropolitan Transportation Plan, 2018, pg 153 For more information on I-77, please visit Ferrovial’s YouTube page here.

59 Customer Insights1 HIGHWAYS | I-77 (1) 2024 Annual Tracking Survey I-77 Corridor conducted by Innovative Research Group. The survey was conducted among a representative sample of n=612 Charlotte and Lake Norman area residents from a set of target zip codes, 18 years or older, between August 19th and September 6th, 2024. 6M+ Distinct vehicles to date 375k+ Distinct drivers every month 1.3M Monthly trips 9 miles Average trip length 3 Trips per month for the average customer 907k+ toll tags were seen in the past year out of 2M active NC Quick Pass tags 75% of drivers reported positive experience

60 Historical financial figures HIGHWAYS | I-77 18 36 61 91 107 2020 2021 2022 2023 2024 TOTAL REVENUE ($M) 4 20 38 66 69 25% 55% 63% 72% 65% 0 0 0 0 0 1 1 1 1 2020 2021 2022 2023 2024 ADJUSTED EBITDA ($M) - ADJUSTED EBITDA MARGIN (%) Adjusted EBITDA MARGIN EBITDA 20 28 35 41 43 2020 2021 2022 2023 2024 TRANSACTIONS (M) 0.8 1.2 1.7 2.2 2.4 2020 2021 2022 2023 2024 TOLL REVENUE PER TRANSACTION ($)

61 (1) Even though trucks were not part of the original concession agreement, a final amendment for the Extended Vehicles was agreed in September 2024 with NCDOT (North Carolina Department of Transportation) to allow them to use the ML´s Pricing framework HIGHWAYS | I-77 Dynamic pricing system that adjusts toll rates based on real-time traffic conditions and demand. This dynamic system is designed to prevent congestion, keep traffic flowing in the express lanes at minimum speeds of 45 mph. When demand increases, tolls adjust upward, but as traffic lessens, tolls on the I-77 Express Lanes are lowered. This allows drivers to decide when to take advantage of the Express Lanes, making it the best option for those seeking a faster and more efficient route. Freedom to set toll rates with no cap, I-77 must notify NCDOT 30 days in advance max and min rate. Fees and charges associated with travel on the highway: Toll rates - I77 Express Toll rate mechanism Fee structure: Price on sign * Extended vehicles Multiplier * HOV Discount * Video Surcharge NC QUICK PASS (PRE-PAID): If vehicle is equipped with an electronic tag driver will pay the price on the sign and no additional fees. Customers with a NC Quick Pass account save 35% on tolls. BILL BY MAIL: Users without NC Quick Pass will be billed using a license plate toll collection system that captures images of the vehicle and bills the registered owner. Customers receive an invoice mailed to the address the vehicle is registered to through their state’s DMV. The unpaid toll transactions will be subject to processing fees and civil penalties on following invoices and may be sent to collections. EXEMPT VEHICLES: Police, highway patrol, medic, fire, transit, concession owned vehicles and motorcycles. EXTENDED VEHICLES1: 2-axle vehicles with more than 22 feet or 2-axle vehicles carrying a one-axle trailer. The current multiplier is 2x during off-peak periods and 3x during peak times. (I-77 does not need approval from NCDOT for modifying the multiplier, always maintaining a number lower than 4x). HOV DISCOUNT: pre-declared HOV’s 3+ are entitled to a 100% discount. TOLL COLLECTION: Transaction files and an invoice are sent to NCTA each weekday for payment, which are then due within 5 business days.

62

HIGHWAYS | I-77

Revenue structure

Revenue structure

Toll revenue (approx. 99% of total revenue):

- NCDOT bills customers and performs collection services on behalf of the Concession Company. Collection risk is fully borne by NCDOT, which pays within 5 business days after the transaction files are received from the Concession Company.

Other revenue:

- NCDOT makes to the Company an Annual O&M Payment ($1M, adjusted for CPI) for the performance of Routine & Planned maintenance in the General-Purpose Lanes.
- Reimbursements for accident-related damages.


POPULATION GROWTH
GDP GROWTH
TRAFFIC CONGESTION
UNCAPPED FREEDOM TO SET TOLL RATES
TRAFFIC MIX
PRICING FLEXIBILITY
TO MANAGE DEMAND & MANTAIN A LEVEL OF SERVICE
Main revenue drivers

Toll revenue per transaction ($)


+29.6% CAGR
0.7
2.4
2019
2024

ferrovial

63

HIGHWAYS | I-77

Contractual payments to the Department of Transportation

Revenue share

- Requirement under the Concession Agreement.
- Compares cumulative actual revenues from the opening date with "Revenue Bands" defined at Financial Close.
- Progressive Sharing (from 0% to 75%) of cumulative actual revenues that exceeds such bands.
- If the operating period in the first or last calendar year is less than a full calendar year, the applicable amounts of the Revenue Band floors and ceilings will be adjusted pro rata based on the number of operating days.


% of excess accum. revenue (gap) to be shared with the DOT
75%
50%
25%
12.5%
0%
No revenue sharing
Will share % of excess revenue (gap)

More Information:

I-77 Executed Comprehensive Agreement (ncdot.gov)

Amendment 12 to the CA (ncdot.gov)

Refinancing gain

- DOT's right to a portion of any Refinancing Gain, including a gain from an Initial Financing.
- Calculation Methodology: Net Present Value (NPV) of the variance between the dividends of the pre-refinancing structure and that of the new financial structure at the refinancing date. In the event of a positive NPV, certain percentage of the gain will be shared with TxDOT.
- Payment to the DOT: 50% of any Refinancing Gain from a Refinancing that is not an Exempt Refinancing.
- First Refinancing gain happened in 2024 with TIFIA full repayment and new Debt (NPA)

User Classification for Extended Vehicles

- Even though trucks were not part of the original concession agreement, a pilot program was agreed with the DOT to allow them to use the ML's.
- The pilot program expired in September 2024 and a final agreement was reached then until the end of the concession term.
- DOT´s right a 66.67% of the net amount of: Extended Vehicle Transponder Toll Rate less Transaction Fees, Variable Fees, Pass Through Fees and discounts applied by Developer in the Transaction file applicable to the Toll Segment associated with the Transaction.

2024 Payments to DOT:

- Revenue Share: $4.6M
- Extended Vehicles: $5.4M
- Refinancing gain: $1.4M

Note: Calculation examples for Revenue share & refinancing gain are included in the investor Excel file published on FER website ferrovial

64 North Carolina Department of Transportation (msrb.org) HIGHWAYS | I-77 Dividends & Financial Structure DEBT MATURITY SCHEDULE ($ M) FIRST DIVIDEND DISTRIBUTED IN 2024 Distributions to shareholders has been made after the 5th anniversary of Substantial Completion day (2019). DEBT PABs 2015 USPP 2023 Principal ($M) 100 371 Interest rate 5.00% 6.57% Maturity $20M 2025-2037 $80M 2050-2054 2046-2051 Rating Fitch(BBB) DBRS (BBB) Fitch(BBB) DBRS (BBB) Dividends $307M (100%) $222M (%FER) Equity $248M (100%) $330M (%FER)1 Debt $471M 6.24% Weighted avg. rate 0 20 40 60 80 100 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 PABs 2015 USPP 2023 PABs stands for Public Activity Bonds. USPP stands for U.S. private placement notes. (1) FER's stake includes the acquisition from GCM in 2020 of 15.00%, increasing from 50.10% to 65.10% for $78M (plus a deferred payment based on the asset’s performance in 2024 for $18M), and the acquisition from Aberdeen in 2022 of 7.14%, increasing from 65.10% to 72.24% for $109M DSCR Lock up 1.30x

65 WEB PAGE https://emma.msrb.org/IssueView/Details/ER368770 Information » The information to be reported is collected in the 15c2-12 "Municipal securities disclosure" regulation of the Exchange Act. » In the case of the I77 concession, it is found in the “Continuing Discloser agreement“. » More information is available in the I-77 webpage: Home - I77 Express Lanes » Concession agreement is available on Ferrovial’s website: I-77 Express Lanes, Charlotte, North Carolina – Ferrovial Reported information » Audited Financial Statements. » Unaudited Quarterly Financial Statements. » Budget: includes P&L, income and expense details, fixed asset investment and cash flow. » Quarterly Income and Operations Report: monthly traffic and sales information compared to budget and comments, quarterly profit and loss compared to budget and comments and fixed asset investment compared to budget and comments. » Rating Agency Reports: credit opinion, credit reaffirmation, or change in credit rating for the concession. » Other relevant information. Public information EMMA (Electronic Municipal Market Access System) HIGHWAYS | I-77

IRB Infrastructure Developers LTD (India)

IRB INFRASTRUCTURE DEVELOPERS, LTD
IRB INFRASTRUCTURE TRUST (PRIVATE INVIT)
PUBLIC INVIT
67

HIGHWAYS | **IRB INFRASTRUCTURE DEVELOPERS, LTD**

IRB investment rationale

- **Value creation in selected investments outside North America where Ferrovial can find high long-term growth prospects**
- **Population growth expected to lead the largest middle class in the world**
- **One of the biggest highway concession markets in the world**
- **IRB is one of the best positioned companies to capture India's future growth**
  - **In-house EPC capabilities** to develop greenfield projects (vertical integration)
  - One of the largest highway infrastructure players in India with a **26-project portfolio and footprint in 12 States**

IRB INFRASTRUCTURE DEVELOPERS LTD

19.86% stake in IRB Infrastructure Developers[1]

Acquistion of **23.99%** stake in IRB Infrastructure Trust in 2024[1]

(1) Both investments are consolidated in Ferrovial's accounts through equity method
EPC stands for Engineering, Procurement and Construction

ferrovial

IRB INFRASTRUCTURE DEVELOPERS, LTD
IRB INFRASTRUCTURE TRUST (PRIVATE INVIT)
PUBLIC INVIT
68

HIGHWAYS | IRB INFRASTRUCTURE DEVELOPERS, LTD

Company Overview

1998
IRB Infrastructure Developers Ltd Incorporated

2004
Mumbai Pune project 1.0

2008
Successful launch of IRB Infrastructure Developers Ltd IPO

2017
India's 1st public INVIT

2020
- GIC raised INR 40B (49%) in Private InVIT
- Mumbai Pune 2.0 (TOT)
- Vadodara Mumbai Expressway (HAM)

2021
cintra
- **Cintra acquired a 24.86% stake of IRB Developers**
- Raised INR53B from GIC & Cintra
- Palsit Dankuni (BOT)
- Pathankot Mandi (HAM)
- Chittor Thachur (HAM)
- Ganga Express (BOT)

2024
cintra
- **Cintra acquired a 23.99% stake of IRB Private InVIT**
- **Cintra sold a 5.0% stake of IRB Developers**
- 1st Private INVIT in India Listed on NSE
- Nehru Outer Ring Road
- Lalitpur Lakhnadon (TOT)
- Gwalior Jhansi & Kota Bypass (TOT)

BOT: Build-Operate-Transfer - HAM: Hybrid Annuity Model - TOT: Toll, Operate and Transfer

Information provided by IRB Corporate Presentation – IRB Infrastructure Developers Ltd.

ferrovial

IRB INFRASTRUCTURE DEVELOPERS, LTD | IRB INFRASTRUCTURE TRUST (PRIVATE INVIT) | PUBLIC INVIT

69

HIGHWAYS | IRB INFRASTRUCTURE DEVELOPERS, LTD

Asset description

$9.6B+
Highway asset base, one of the largest in India

c. 22 years
Weighted average residual concession life

15,444 lane KM
Road portfolio

c. 20% Of Golden Quadrilateral owned and operated

BOT, TOT & HAM
Diversified portfolio with optimal mix of projects

Portfolio with **33% market share of TOT Projects** awarded so far

2
InvIT platforms for asset rotation

Strong **AAA** rated sovereign counterparty (NHAI)

c. 17%
Revenue CAGR of the EPC business since listing

De-risked capex
Through extensive site studies and traffic diligence

€3,875M
Market Cap
as of Dec 31,2024

Toll price linked to inflation and concession period to traffic


12
States in India where assets are present
BOT
HAM
TOT
Public InvIT
Private InvIT
WOS

- Focus on developing **BOT** projects, which offer **high return potential. Experienced EPC player** with a strong track record of developing roads.
- Assets are located in states with **high gross state domestic product** and **healthy traffic growth potential.** Strong **correlation** between traffic growth and **India's GDP.**
- **Toll price linked to inflation** (India Wholesale Price Index).
- The **FASTag electronic toll collection system** has a penetration rate of **c.97% across all projects,** enabling vehicles to drive through toll plazas without stopping for transactions.

BOT: Build-Operate-Transfer - HAM: Hybrid Annuity Model - TOT: Toll, Operate and Transfer

Information provided by IRB Corporate Presentation – IRB Infrastructure Developers Ltd.

ferrovial

IRB INFRASTRUCTURE DEVELOPERS, LTD
IRB INFRASTRUCTURE TRUST (PRIVATE INVIT)
PUBLIC INVIT
70

HIGHWAYS | **IRB INFRASTRUCTURE DEVELOPERS, LTD**

Asset description

Shareholders: 30.42% Promoter entities - **19.86% Cintra** – 16.94% GIC – 32.78% Others

IRB INFRASTRUCTURE DEVELOPERS LTD

InvIT Investments

Private InvIT (51%)

Project	Type
Goa Kundapur	BOT
Solapur Yedeshi	BOT
Yedeshi Aurangabad	BOT
Kaithal Rajasthan Border	BOT
Agra Etawah	BOT
Hapur Moradabad	BOT
Udaipur - GJ Border	BOT
Gulabpura – Chittorgarh	BOT
Kishangarh – Gulabpura	BOT
Palsit Dankuni	BOT
Samakhiyali Santalpur	BOT
Hyderabad ORR	TOT
Ganga Expressway	BOT
Lalitpur Lakhnadon	TOT
Jhansi Gwalior Kota	TOT

Public InvIT (16%)

Project	Type
Talegaon - Amravati	BOT
Amritsar Pathankot	BOT
Jaipur Deoli	BOT
Tumkur Chitradurga	BOT
Omallur - Salem - Namakkal	BOT
Vadodara - Kim	HAM

Wholly Owned Concessions (100%)

Project	Type
Mumbai Pune TOT	TOT
Ahmedabad Vadodara BOT	BOT
Vadodara-Mumbai Expressway	HAM
Pathankot-Mandi NH 154	HAM
Chittoor-Thachur NH 716B	HAM

Engineering, Procurement and Construction (100%)

- IRB has executed c.18,000 lane kms of projects across 36 projects
- Expert talent pool and state of the art equipment bank helps in managing entire tolling and maintenance function in-house
- Manages O&M of all group assets

Type of asset

TOT (Toll - Operate - Transfer)

- Operational highway projects are given on a long-term lease to private entities on a long-term concession basis against an upfront payment.
- During the concession period, the operator collects user fee and retains the traffic risk.

BOT (Build - Operate - Transfer)

- Private operator finances, builds & manages the road with traffic risk.

HAM (Hybrid - Annuity Model)

- The Concession receives semi-annual payments by the Government for maintenance Works.
- The traffic risk is borne by the Government who collects the tolls.
- The Government covers 40% of total cost paid, while the Contractor anticipates 60% remaining. Once the road is operational, the Government starts repaying through semi-annual payments.

ferrovial

71 Asset description - Wholly Owned Concessions (100%) HIGHWAYS | IRB INFRASTRUCTURE DEVELOPERS, LTD IRB has a healthy mix of TOT, BOT, and HAM projects Project State Project cost (INR B) Lane KM Type Status Concession End Date Mumbai Pune Maharashtra 89 1,014 TOT Tolling Apr 2030 Ahmedabad Vadodara Gujarat 49 987 BOT Tolling Mar 20431 Vadodara Mumbai Expressway Gujarat 17 220 HAM Under Construction Jun 2039 Pathankot Mandi Himachal Pradesh 8 115 HAM Under Construction May 2039 Chittoor – Thachur Tamil Nadu 9 120 HAM Under Construction Jan 2040 (1) Including extensions 5 3 under construction CONCESSIONS Lane Kms 2,456 EPC & O&M of the 5 assets being carried out by IRB Infrastructure Developers PUBLIC INVITIRB INFRASTRUCTURE TRUST (PRIVATE INVIT) IRB INFRASTRUCTURE DEVELOPERS, LTD MUMBAI PUNE Expressway is one of the busiest and high growth road projects in India

IRB INFRASTRUCTURE DEVELOPERS, LTD
IRB INFRASTRUCTURE TRUST (PRIVATE INVIT)
PUBLIC INVIT
72

HIGHWAYS | **IRB INFRASTRUCTURE DEVELOPERS, LTD**

Asset description - Private InvIT (51%)

Project	State	Project cost (INR bn)	Lane KM	Status	Type	Concession End Date[1]
Goa Kundapur	Karnataka	37	758	Tolling	BOT	Feb 2048
Solapur Yedeshi	Maharashtra	16	395	Tolling	BOT	Apr 2044
Yedeshi Aurangabad	Maharashtra	42	756	Tolling	BOT	Nov 2045
Kaithal Rajasthan Border	Haryana	23	665	Tolling	BOT	Feb 2049
Agra Etawah	U.P.	32	747	Tolling	BOT	Oct 2045
Hapur Moradabad	U.P.	38	599	Tolling	BOT	Jun 2044
Udaipur - GJ Border	Rajasthan	28	683	Tolling	BOT	Feb 2043
Gulabpura – Chittorgarh	Rajasthan	23	749	Tolling	BOT	Feb 2042
Kishangarh – Gulabpura	Rajasthan	18	540	Tolling	BOT	Jun 2042
Palsit Dankuni	West Bengal	23	383	Tolling / Construction	BOT	Nov 2038
Samakhiyali Santalpur	Gujarat	21	545	Tolling / Construction	BOT	Dec 2045
Hyderabad ORR	Telangana	84	1,264	Tolling	TOT	Aug 2053
Ganga Expressway	U.P.	65	778	Construction	BOT	Oct 2058
Lalitpur Lakhnadon	M.P.	51	1264	Tolling	TOT	Mar 2044
Jhansi Gwalior Kota	Rajasthan/MP	19	441	Tolling	TOT	Mar 2044

(1) Concession end date depends on traffic estimates. Source: Private InvIT

- Presence across key highway stretches in India. **Five assets** are part of **Golden Quadrilateral** corridor
- **Traffic risk only**
- **EPC & O&M** risks stays in IRB Infrastructure Developers

CONCESSIONS
15
3 under construction

Lane Kms
10,567

AVG. REMAINING CONCESSION LIFE
23 yrs

Private InvIT - Capital Structure


IRB
INFRASTRUCTURE DEVELOPERS LTD
GIC
cintra
51%
25%
24%
MMK
IRB
INFRASTRUCTURE TRUST
Private InvIT
10+1 BOTs(1)
Recent awards
1 BOT
3 TOT

10 original assets + Ganga Expressway BOT (transferred on Dec-24)

73 Asset description – Public InvIT (16%) HIGHWAYS | IRB INFRASTRUCTURE DEVELOPERS, LTD Project State Project cost (INR bn) Lane KM Status Type Concession End Date1 Talegaon - Amravati Maharashtra 8.9 267 Tolling BOT Jun 2037 Amritsar Pathankot Punjab 14.5 410 Tolling BOT Jan 2038 Jaipur Deoli Rajasthan 17.4 595 Tolling BOT Oct 2040 Tumkur Chitradurga Karnataka 11.4 684 Tolling BOT Dec 2042 Omallur - Salem - Namakkal Tamil Nadu 3.1 275 Tolling BOT Jan 2027 Vadodara - Kim (HAM) Gujarat 20.9 190 Operational HAM Apr 2037 PUBLIC INVITIRB INFRASTRUCTURE TRUST (PRIVATE INVIT) IRB INFRASTRUCTURE DEVELOPERS, LTD Lane Kms 2,421 AVG. REMAINING CONCESSION LIFE 14 yrs6 CONCESSIONS » One of India’s leading publicly listed InvIT since May 2017 » Strategically located assets in high growth national corridors. Four assets part of Golden Quadrilateral corridor » Diverse set of investor: 39% Individuals, 23% Foreign Portfolio Investor, 16% IRB Infrastructure, 12% Bodies Corporate and 10% Other (1) Concession end date depends on traffic estimates. Source: IRB InvVIT Fund Investor Presentation Feb 2025

Other Assets 74

75

HIGHWAYS | OTHER ASSETS

Summary

€238M TOTAL INVESTED EQUITY IN OTHER ASSETS

	Location	Ferrovial Share	Other Shareholders	Dividends and capital returns (€M)	Invested Equity (€M)	Committed Equity (€M)	Concession Term	Opening Date	Years to maturity	Type of asset	Kms
Autema	Spain	76.28%	23.7% Acesa	373.1	63.7		1986 – 2036	T-M: Jun 89 / S-T: Sep 91	12	Traffic risk	48.3
Aravia	Spain	100%		95.3	32.8	5.4	2007 – 2026	Dec 2007	2	Traffic risk	107.2
Emesa / Calle 30	Spain	10%	80.0% Ayunt. Madrid 6.6% Iridium 3.4% API	177.9	0.0		2005 – 2025	Oct 2005	1	Availability Payment	32.3
Via Livre	Portugal	84.04%	15.96% Other local Portuguese partners	17.1			n.a.	Oct 2010	n.a.	Toll collector	174.5
Silvertown Tunnel	United Kingdom	22.50%	45% Aberdeen 22.5% BAM 10% SK		0.0	27.9	2019 -2050	Under construction (2025)	26	Availability Payment	1.4
Ruta del Cacao	Colombia	30%	30% John Laing 20% Colpatria 20% Ashmore		58.7		2015- 2040	Under construction (2023)	16	Availability Payment	151.6
D4-R7	Slovakia	35%	35% Dalmore 20% Aberdeen 10% Porr	4.9	30.3		2016 – 2050	Opening Oct 2021 (Final Occupation Permit Apr 2026)	26	Availability Payment	59.1
Western Roads Upgrade (OSARS)	Australia	50%	50% Plenary	14.3	27.8		2018 – 2040	Opening Oct 2021 (Final Acceptance Mar 2023)	16	Availability Payment	240.0
Toowoomba (Nexus)	Australia	40%	40% Plenary 20% Acciona	13.2	11.3		2015 – 2043	Sep 2019	19	Availability Payment	41.0
Anillo Vial Periferico	Peru	35%	32.5% Acciona 32.5% Sacyr		12.7	205	2024 – 2054	Under construction (2034)	30	Traffic risk + Availability Payment	35.0

ferrovial

Airports

77 • Concentrate on North America and other regions where Ferrovial operates. • Invest in relationships via bilateral transactions. • Identify growth opportunities that leverage Ferrovial’s strengths. • Employ a risk-adjusted strategy for returns. • Emphasize terminal-related opportunities in the US and other regions where Ferrovial has presence. Ferrovial is one of the world's leading private airport investors and operators AIRPORTS 25+ years airport expertise, managing airport investments worldwide Long-term investor committed to long-term partnerships US-based team provides competitive advantage in North American markets Ferrovial Construction one of the world’s most experienced airport contractors

78 Contents 1 New Terminal One - JFK 2 Dalaman Airport

79 1 New Terminal One - JFK

80 Location New York (USA) Ferrovial Share – Equity Accounted 49% Other Shareholders 2% Carlyle 30% JLC 19% ULLICO Concession Term Until 2060 Terminal Capacity (Existing T1/Projected NTO) 8M passengers / 23M passengers Leasehold area (Existing T1/Projected NTO) 37.5 acres / 133.72 acres (1) Terminal area (Existing T1/Projected NTO) 700k sqft / 2.6m sqft (2) Concession area, denotes commercial area (Projected NTO) 177k sqft (2) Total Ferrovial equity injection/ Currently injected $1.14B/ $801M (3) (1) 1 acre = 43560 sqft (2) Phase A and Phase B (3) As of December 31st, 2024 Overview (I) Largest terminal at JFK, when completed AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK New Terminal One JFK Airport One of the largest infrastructure projects in the US The terminal will host the majority of foreign and international carriers Aiming to be among the top 5 terminals in the world and to obtain a Top 5 Skytrax ranking

81AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Overview (II) (1) 22 Widebody gates and 1 Narrow gate. Including phases A&B (2) Including phases A&B. MPPA refers to million passengers per annum. Phase A expected to open in June 2026 Concession Term 2060 Total Uses (Phase A&B1&B2) $10.8B Gates 231 Terminal Surface 2.6M square feet 2 Capacity 23 MPPA2

82 Overview (III) AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK 49% Lead Investor Operational Support Management Service Agreement (MSA) Airports Construction Construction Oversight Project Management Office (PMO) Our Roles 82

83 Expected Key Dates of the NTO Project Planned Number of Wide Body Gates (vs. Previous situation) Area currently occupied by Terminals 1 and former Terminals 2 and 3 (1) Construction of Phase B1 and Phase B2 are based on defined triggers set by the PANYNJ (2) WB: Widebody & NB: Narrowbody Terminal 6 Terminal 5 Terminal 8 Wide Body Gates 2019 2029 Variance T1/NTO 10 22 12 T4 21 19 -2 T6 6 9 3 T8 8 14 6 Total 45 64 19 Overview (IV) AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK 2022 Financial Close Terminal 2 closure 2023 2026 Opening of Phase A Opening of Phase B1 1 2028 2029 Opening of Phase B2 1 End of concession 2060 Terminal 4 Expected to operate as one of future four terminal complexes at JFK Largest terminal in JFK and the avenue for international growth +4 WB +1NB Gates +4 WB Gates 14 WB2 Gates 2045 New Terminal One 22%NTO SHARE 34% 63%

84 NTO is the only terminal expected to grow significantly in the coming years1 (1) Source: Own elaboration from PA EA February 2021, public information and Google Earth; hardstands not included (2) Terminal 7: Expected to be demolished to make way for the second phase of construction of new Terminal 6. Source: Port Authority New York and New Jersey 2022 Airport Traffic Report, p. 4 2023 Terminal 8 2045 Terminal 7 Terminal 5 Terminal 4 Old Terminal 1 Terminal 2 (Demolished) Terminal 8 Terminal 5 Terminal 6 Terminal 4 The New Terminal 1 Overview (V) AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK

85 Overview (VI) AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Phase A, Phase B1 and Phase B2 (1) Source: Steer Report (2024). Ferrovial does not confirm or endorse such report and takes no responsibility for it.

AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK

86

Construction. Phase A

Construction of headhouse, east concourse, and associated aprons and roadways

Terminal 1 will remain in operation during construction of phase A

Once Phase A opens, T1 closes and is demolished to build Phases B1 and B2

DB CONTRACT

Tishman: highly experienced NYC and airport builder

- 120 years of experience including One World Trade Center
- 18 PANYNJ projects and 65+ airport projects delivered

Phase A de-risked

- Construction progress had reached 60% by the end of 2024
- The development of the project currently progresses within expectations
- The headhouse was made weathertight in 2024 and precommissioning of the baggage handling system began
- Single guaranteed maximum price locked in for entire Phase A
- Pass-through of the majority of NTO obligations and liabilities for construction work

PMO

- Ferrovial Construction, worldwide recognized contractor, managing the PMO
- Ferrovial Construction will coordinate and supervise the D&B program, provide advice to NTO and coordinate with the PANYNJ ferrovial

87 (1) Source: ENR New York, New Yorks’s New Getaway: The Overhaul of John F. Kennedy International Airport. August 8, 2024. https://www.enr.com/articles/59093-new-yorks-new-gateway-the-overhaul-of-john-f-kennedy-international-airport Construction. Phase A AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK 87 60% construction progress completed as of Dec 31, 20242

AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK

88

Phase A. 2024 Milestones Achieved


QUEENS MARKET

- 60% Construction Progress [1]
- Bow-tie Closure
- Baggage Handling System Precommisioned
- East Pier Steel Erection Completion
- Roof and Curtain Wall Installation
- First Escalator Installation
- Head House Weathertight Completion

(1) As of December 2024

ferrovial

89 The trigger for Phase B1 is the earliest of: » Affirmation of an investment grade rating timed such that the construction of Phase B1 will immediately follow DBO (Date of Beneficial Occupancy) of Phase A, (no earlier than nine (9) months and no later than six (6) months prior to Phase A DBO), or » PANYNJ notifying international enplanements at JFK have recovered to 2019 levels during any six-month period corresponding to the same six months in 2019, or » NTO exceeding 4.5M enplanements on a rolling 12- month basis Once this agreed trigger is met, the operator is obligated to proceed with construction of Phase B1 following the opening of Phase A. Triggers for Phase B1 Phase B AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK The trigger for Phase B2 is the earliest of: » Affirmation of an investment grade rating timed such that construction of Phase B2 will immediately follow DBO of Phase B1, or » JFK exceeds 20M international enplanements 1 on a rolling 12- month basis, or » NTO exceeds 6.7M enplanements 2 on a rolling 12-month basis Triggers for Phase B2 (1) This is adjusted to 21M under certain conditions in which Terminal 4 has further expanded (2) This is adjusted to 6.0M if Phase B1 were to reduced to three gates

AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK

90

Revenue

Aero Revenue Breakdown

Common Use Facility Charges (76%) - Cost Per Enplanement (CPE)

» The main source of income is structured as a fee per departing (enplaned) **passenger.** Escalated annually CPI+1%

Other Aero (8%)

» **Exclusive Use Space Rent:** Based on the amount of space rented out by airlines on an exclusive basis. A shared mechanism is applied[2]

» **Hardstand Rent:** Based on the hardstands rented to Delta Air Lines


Advertising
(2%)
Other
(2%)
Concessions
(12%)
Non-aero
Revenues
(16%)
Other aero
(8%)
Aero Revenues
(84%)
Common Use
Facility Charges
(76%)

Non-aero Revenue Breakdown

Concessions (12%)

» The rent paid by the master concessionaire: URW[1] running the duty free, retail, services and food and beverage units within NTO. A shared mechanism is applied[2]

Advertising (2%)

» Corresponds to the 50% of the advertising revenues generated by the Port Authority. Following the share agreement[2], the payment is made from the PANYNJ to the Operator

Other (2%)

» Includes other small sources of non-aero revenue such as the reimbursement of metered utilities of the terminal tenants ferrovial

(1) URW pays the maximum between a minimum annual guaranteed revenue per enplaned enplanement and a % of its revenues collected to the tenants (which depends on the level of revenues achieved and is adjusted once new phases are open)
(2) Revenue share mechanism explained on next slide

91 Revenue sharing mechanisms AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK » NTO aeronautical revenues are not shared with the PANYNJ except for 10% of gross terminal rental revenue for exclusive-use spaces, such as airline offices and lounges Aero Revenue: Exclusive Use Space Rent » There is 50% of the advertising revenue-share between PANYNJ and the Operator Non-Aero Revenue: Advertising » 50% of the concessions term revenue collected by URW is shared with the PANYNJ » The other 50% of the concessions revenues is shared between URW and NTO -The revenue sharing mechanism consist of URW paying to NTO a per-enplanement fee based on a tiering mechanism - Despite the tiering mechanism, NTO will receive a Minimum Annual Guarantee (MAG) per-enplanement fee » For more details, visit the Excel file Corporate Fact Book on Ferrovial’s Investor Relations website Non-Aero Revenue: Concession term

92 Airline agreements AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Committed airlines LOI signed Non-US long-haul airlines As of Ferrovial's results release date, February 28th, 2025, Ferrovial has agreements with 16 airlines, which consist of 10 executed agreements and 6 Letters of Intent (LOIs).

93 Cost per enplanement AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK New Terminal One’s quality of service offering expected to surpass that of T4 and T6 New Terminal One’s Cost Per Enplanement derived revenues expected to represent close to 90% of total aero revenue1 COST PER ENPLANEMENT BENCHMARK (PUBLIC DATA) 2 (1) Internal Estimate (2) Source: Steer Report (2024). Ferrovial does not confirm or endorse such report and takes no responsibility for it. $65 $82 $80 $110 0 20 40 60 80 100 120 Existing T1 (2023) Expected T4 (2026) Expected T6 (2026)

94 Operations (21%) Opex AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Operations baggage, PRM & general ramp operations (such us snow removal) Security building security, checkpoint security and PANYNJ police charges Facilities includes janitorial services and supplies and waste removal Ground Rent (13%) Other (31%) IT (3%) Facilities (23%) Security (9%) IT includes systems (ex. flight information display), telephone usage, web services, etc Other Includes the MSA fees, staff and labor cost, administrative costs (non- labor) as well as utilities charges Ground rent refers to Ground Rent and First Additional Rent payable to the PANYNJ

95 Other expected financial obligations under the agreements AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Source: JFK NTO LLC NTO post-completion cashflow waterfall Post-Completion Revenues Port Authority Revenue Share (deferrable) Arbitrage Rebate, if any, and Conduit Issuer Fees O&M Expenses Including MSA (deferrable) Ground Rent Payment of Secured Obligations, Related Fees, and Termination Payments First Additional Rent Debt Service Reserve Account Shortfalls Remaining Payments (1) Payments to the Port Authority (other than the revenue share) Key components » Ground Rent: Monthly payment. $173.5k per acre per annum in 2022, adjusted annually at the greater of 4% or 50% of the CPI Percentage Increase. » First Additional rent: Yearly payment. $3.2M per year until all amounts secured by any Leasehold Mortgages have been repaid in full. » Second additional rent: Monthly payment. Starting on Phase A DBO, in the amount of $62.0M for any calendar year before and including 2026, and for any calendar year thereafter, the prior calendar year amount escalated at 3%. » Third additional rent: Quarterly payment. Starting on Phase A NTP Date, an amount equal to $56.4M per annum, escalating at 3% per annum each year. » IRR Rent: The Lessee must share with the Port Authority a share of Cash Available for Distribution to the Sponsors in any given quarterly period to the extent the internal rates of return exceed certain thresholds as potentially adjusted should the New Terminal Facilities be ranked by Skytrax in the Top 1- 10 World’s Best Airport Lease Terminals. (1) Including: Second additional rent, Third additional rent and IRR Rent

96 Other expected financial obligations under the agreements AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Timeline of the Lessee’s payments Lessee Commencement Date (NTP) 2025 Phase A DBO June 2026 2029 2037 Lease Term 2060 Phase A CAPEX Third Additional Rent Aggregate Reimbursement Amount Second Additional Rent Permitted O&M Expenses Concession Share, Common Use Lounge Share, Sublease Share & Advertising Share MSA Fee MSA Bonus First Additional Rent1 IRR Rent Ground Rent KPI Incentive / Penalty Anchor User Discount2 (1) The First Additional Rent is to be paid from the beginning of the year the mortgages become available (NTP) and until mortgages have been repaid in full. (2)The Anchor User Discount is payable up to each airline’s respective AUA maturity Earn-out Ferrovial agreed with the Carlyle Group on the payment of earn-out consideration should Carlyle divest its outstanding 4% interest in Mars NTO LLC. This earn-out payment would be triggered either if Carlyle transfers its stake to a third party or to the Company and depends on the value created by the project. An estimation of the earn-out payment was included in our valuation of the investment as presented in the Audited Financial Statements. Any future changes in the valuation of the earn-out may affect our results. Call / put option In addition, a call/put option was agreed between Carlyle Group and Ferrovial over the shares that the former indirectly holds in the project. It is exercisable by Carlyle from June 2028 to June 2032 and by Ferrovial from January 2031 to June 2034. The strike price will be based on an estimate of the fair value at the exercise date. The call/put option does not meet the requirements included in the definition of a liability

97 (1) As of December 31, 2024 (2) During Construction (3) All-in cost including swap breakage proceeds 0 500 1000 1500 2022 2023 2024 2025 2026 Equity contributions%FER 100% Financial structure AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Phase A funding: $8.9B » Committed equity: $2.3B ($1.14B %FER) » Construction bank facility (financial close): $6.6B It has been partially refinanced (both drawn and committed debt) in December 2023 (~$2.0B) and in June 2024 ($2.55B). Last refinancing expected to take place in 2025, when market conditions are deemed appropriate. » Development Capex: ~$7.8B (Phase A: $5.7B) » Financing Cost: $2.2B » Rents, Opex(2) & fees: $0.7B DEBT Green Bonds 2023 Green Bonds 2024 Principal ($M) 2,000 2,550 All-in yield to maturity3 4.98% 4.65% Maturity June 2060 June 2060 Rating Fitch (BBB-) Moody’s (Baa3) Kroll (BBB-) Fitch (BBB-) Moody’s (Baa3) Kroll (BBB-) BOND MATURITY SCHEDULE ($ M) Committed Equity $2,300M (100%) $1,140M (FER%) Equity Injected1 $801M (%FER) Net Debt1 $3,515M 4.80% Avg. all-in yield to maturity debt Total uses (Phase A+B1+B2): ~ $10.8B 0 500 1000 1500 2000 2500 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 20 56 20 57 20 58 20 59 20 60 Green Bonds 2023 Green Bonds 2024

98 Debt Service Ratios – Coverage, Investment Grade AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK (1) Total Obligations Coverage Ratio (2) Notice to proceed The Lessee must set rates under the Airline Use Agreement to achieve a Projected TOCR(1) of 1.25:1.00 for each TOCR Calculation Period starting January 1 of each Fiscal Year after the Lease Completion Date Permitted Refinancing Indebtedness can be incurred if Debt Incurrence Conditions are met, and the Administrative Agent receives: • An updated base case financial model showing a minimum Projected TOCR of 1.40:1.00 for each four-quarter period from the incurrence date to the end of the Lease Term. • A reaffirmation letter from at least two Rating Agencies confirming the Senior Debt remains Investment Grade after the refinancing No dividend distribution is allowed until, following DBO (Date of Beneficial Occupancy), the first Total Obligations Coverage Ratio calculation date happening, and the earlier of: • The Notice to proceed (NTP) for phase B1 is issued • 3rd anniversary of phase A Date of Beneficial occupancy (DBO) Account if: • The TOCR for the preceding Calculation Period was at least 1.15:1.00. • The Projected TOCR after the Distribution is at least 1.15:1.00 for the next Calculation Period Rate Covenant for Secured Obligations Limitations on Permitted Indebtedness Dividend Lock Ups

99 Information » EMMA, United States official source for municipal securities data and documents. It is provided by the Municipal Securities Rulemaking Board » More information is available at the NTO Series 2024 Bonds o Municipal Securities Rulemaking Board::Emma EMMA – Electronic Municipal Market Access System WEB PAGE: https://emma.msrb.org/Home Reported Information » Integrated Annual Reports » Corporate Structure » General development of business » Capital Structure » Others » Quarterly financial information » Other specific forms AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Public Information

100 2 Dalaman Airport

101 It is a stable asset for the Airports’ portfolio due to its limited exposure to Turkish GDP and FX One of the most attractive tourist regions in Türkiye Location Dalaman (Türkiye) Ferrovial Share – Globally consolidated 60% Other Shareholders 40% YDA Group Concession Term Until 2042 Number of Terminals 2 Number of Runways 1 Total Passenger Capacity 20M passengers Traffic 5.6M passengers, 2024 4.9M passengers, 2019 AIRPORTS | DALAMAN AIRPORT Asset Overview It offers close proximity to tourist attractions, contributing to the economic development of the region by providing leisure options to international passengers Dalaman Airport The region of Sarıgerme located in Muğla Province, has been declared as a Tourism development area

102 1.6 0.8 1.4 1.5 1.8 1.9 3.3 0.8 0.9 3 3.5 3.7 2019 2020 2021 2022 2023 2024 Domestic International During 2024: • 5.6M passengers passed through the airport (2023: 5.2M), representing +7.7% versus 2023 • International traffic represented 70% of the total traffic in 2024 Traffic profile (M passengers) AIRPORTS | DALAMAN AIRPORT Demand Profile 5.2 4.5 2.3 1.6 4.9 5.6

103AIRPORTS | DALAMAN AIRPORT Revenue and Financial Profile (€ M) 2023 2024 Revenue 71 82 Adjusted EBITDA (2) 55 64 Adjusted EBITDA post concession fee (2) 38 46 Aero Revenue Non-Aero Revenue CORRESPOND TO THE CONCESSIONS AND/OR RENTS RECEIVED FROM THE DUTY-FREE, RETAIL, SERVICES, ADVERTISING, AND FOOD AND BEVERAGE UNITS REVENUE DRIVEN BY INTERNATIONAL PASSENGERS, HIGHLY EXPOSED TO THE UK C. 88% OF REVENUES ARE GENERATED IN EURO LIMITED EXPOSURE TO TURKISH GDP AND FX PASSENGER CHARGES ARE SET AND PAID IN EUROS (€ M) On December 31st, 2023 On December 31st, 2024 Cash 18 34 Net Debt 96 70

104 Public Information Information » DHMI, General Directorate of State Airports Authority responsible for the management of Turkish airports and the regulation and control of Turkish airspace DHMI WEB PAGE: https://www.dhmi.gov.tr/Sayfalar/EN/DefaultEN.aspx Reported Information » Integrated Annual Reports » Corporate Structure » General development of business » Capital Structure » Others » Audited annual financial statements » Quarterly financial information » Other specific forms AIRPORTS | DALAMAN AIRPORT

CONSTRUCTION

106 One of the largest construction companies in Poland. Listed on the Warsaw Stock Exchange. Included in the WIG-20 index in 20241 Ferrovial holds a 50.01% stake. Experts in the design and construction of civil works, buildings, industrial works and transport infrastructures across the world. A leading construction company based in US. f. construction budimexwebber Capabilities built on footprint, balanced size & risk management Strong local bases in Texas, Spain & Poland support larger geographies Managing and balancing risks from bidding and design phases Supporting other divisions on complex infrastructure projects Key to the development of greenfield projects. Focus on markets with a commitment to infrastructure development CONSTRUCTION (1) The WIG20 index is a capitalization-weighted index of the 20 largest companies listed on the Warsaw Stock Exchange (WSE)

CONSTRUCTION

107

Historical Data

ADJ. EBIT[1] & ADJ. EBIT MARGIN [1]


€ M
364
313
162
127
-365
134
132
69
77
284
8.5%
7.5%
3.5%
2.5%
-6.7%
2.3%
2.2%
1.1%
1.1%
3.9%
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
3.5%
ADJ. EBIT MG
Average long-term target

ORDER BOOK[1,2]


€ M
8,731
9,088
11,145
10,965
11,424
11,025
12,216
14,392
15,179
16,755
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
USA Spain UK Canada Poland Others


€16,755M
2024
ORDER BOOK
11%
9%
11%
68%
Civil work
Building
Industrial
Others

(1) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2024 Integrated Annual Report
(2) In 2024, Ferrovial conducted a partial reorganization of our Business Divisions pursuant to which the energy solutions business line, which was part of the Construction Business Division, and the energy infrastructures business line, which was part of the former Energy Infrastructure and Mobility Business Division, merged. Information presented in this Investor Presentation for prior historical periods (2022-2023) to this segment change has been revised to reflect the partial reorganization. Additionally, 2020 Construction orderbook has been changed including the Infrastructure Maintenance Services of USA and Canada, following the Services divestment.

See Integrated Annual Reports of Ferrovial for the years 2015-2024, available at https://www.ferrovial.com/en/ir-shareholders/financial-information/integrated-annual-report/ for further information.

ferrovial

108 3 FINANCIAL PROFILE Debt structure Cash Flow details Historical financial data

109 RECOURSE DEBT Financial structure: Investment grade at corporate level & non-recourse debt at infrastructure project level CORPORATE: STRONG BALANCE SHEET PROVIDES RESILIENCE AND OPTIONALITY GLOBAL CONSOLIDATION NON-RECOURSE DEBT EQUITY ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES €5.3B Liquidity4 BBB Rating2 2 YEARS AVERAGE MATURITY 91.1% FIXED RATE3 EX-INFRASTRUCTURE PROJECT COMPANIES INFRASTRUCTURE PROJECT COMPANIES INVESTMENT GRADE ACROSS THE BOARD WITH STABLE OUTLOOK FY 2024 figures 2.2% AVERAGE RATE 19 YEARS AVERAGE MATURITY 97.0% FIXED RATE 4.5% AVERAGE RATE FINANCIAL PROFILE | DEBT STRUCTURE (1) Consolidated Net Debt corresponds to the Group's net balance of cash and cash equivalents (including short and long-term restricted cash) minus financial debt (bank debt and bonds, including short and long-term debt) including a balance related to exchange-rate derivatives (covering both the issue of debt in currency other than the currency used by the issuing company and cash positions that are exposed to exchange rate risk). Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of the Group's financial performance calculated in accordance with IFRS. (2) Fitch Ratings and S&P Global Ratings. (3) Liquidity ex infrastructure (Ex-Infrastructure Liquidity) is a non-IFRS measure defined as the sum of the cash and cash equivalents raised from the Company's ex-infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by the Company within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. (4) Percentage of fixed gross consolidated debt from ex-infrastructure projects in the total gross consolidated debt as of December 31st , 2024. €6.1B CONSOLIDATED NET DEBT1 -€1.8B CONSOLIDATED NET DEBT €7.9B CONSOLIDATED NET DEBT

110

FINANCIAL PROFILE | DEBT STRUCTURE

Corporate rating - debt maturity profile

DIVERSIFIED FUNDING SOURCES WELL SPREAD OVER TIME

DEBT PROFILE
€ M



1,001
789
72
500
500
2025
2026
2027
2028
2029
2030
2031
2032
2033
Bonds
Loans
Sustainability Linked Bond
ECP

2 years
AVERAGE MATURITY

FINANCING SOURCES



Loans 12%
ECP 9%
Sustainability Linked Bond 17%
€2.9B
Bonds 62%



Fixed Rate 91.1%
Variable Rate 8.9%
2.2% AVERAGE RATE

DEBT ISSUANCE[2]

NAME	ISIN NUMBER	OUTSTANDING AMOUNT (€ M)	INTEREST RATE	ISSUANCE DATE	MATURITY DATE
2025 Bond	ES0205032024	500	1.375%	29-Mar-2017	31-Mar-2025
2026 Bond	ES0205032032	780	1.382%	14-May-2020	14-May-2026
2028 Bond	ES0205032040	500	0.540%	12-Nov-2020	12-Nov-2028
Sustainability-Linked Bond	XS2680945479	500	4.375%	13-Sep-2023	13-Sep-2030
ECP [1]		249	3.165%	31-Oct-2024	27-Jan-2025

Note: Financial figures as of December 31st, 2024. See Integrated Annual Report of Ferrovial 2024 for further information.

(1) ECP debt was cancelled in January 2025

(2) On January 16, 2025, Ferrovial completed the pricing of an issuance of bonds amounting to €500M, with maturity date on January 16, 2030. The bonds bear interest at a rate of 3.25% per annum payable annually.
On January 16, 2025, the corporate revolving credit facility was refinanced incorporating sustainability criteria linked to KPIs. Final maturity is January 2030 with the possibility of two extensions of 1 year each. Maximum limit of €900M.

ferrovial

111 RATING OUTLOOK BBB STABLE RATING OUTLOOK BBB STABLE NET DEBT EX−INFRASTRUCTURE PROJECTS1 (Adjusted EBITDA ex−infrastructure projects2 + dividends from projects3) NET DEBT/ADJ. EBITDA Rating Agencies measure their debt ratios looking at the ex-infrastructure projects debt Rating Agencies’ Adj. EBITDA considers Construction Adjusted EBITDA & dividends from infrastructure assets Credit rating agencies’ metrics FINANCIAL PROFILE | DEBT STRUCTURE TARGET If attractive investment opportunities arise (1) Net debt ex-infrastructure projects is the net debt corresponding to the Group's other businesses, including its holding companies and other companies that are not considered infrastructure projects. The debt included in this calculation generally has recourse. (2) Adjusted EBITDA ex-infrastructure projects is a non-IFRS measure defined as the sum of the Adjusted EBITDA (as defined below) from all globally consolidated companies that are not infrastructure project companies. Infrastructure project companies are our subsidiaries and associate companies the activity of which consists of the development of infrastructure projects. Adjusted EBITDA is a non-IFRS measure defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. (3) Dividends from projects is a non-IFRS measure that includes dividends received from companies consolidated under the equity method, interest received on loans granted to companies consolidated under the equity method, as well as dividends received from discontinued operations. In addition, the definition of dividends from projects includes distributions and other payment or receipts received from the infrastructure companies consolidated globally. Hence, dividends from projects are investment returns from infrastructure project companies through dividends and other similar items, comprising (i) interest on subordinated borrowings and participating loans, (ii) repayments of capital, debt and loans, and (iii) loans received from these projects which repayment probability is considered to be remote. Up to 2x Net Debt ex-infrastructure projects1 / (Adj. EBITDA ex-infrastructure projects2 + dividends from projects3) ZERO Net Debt ex-infrastructure projects1 / (Adj. EBITDA ex-infrastructure projects2 + dividends from projects3)

112 (1) Before taxes. Information presented in this Investor Presentation for prior historical periods (2019-2022) has been adjusted for comparable purposes. IFRS 16 included in the financial cash flow, previously included in the operating cash flow. Cash flows from operating activities ex-infrastructure project companies1 FINANCIAL PROFILE | CASH FLOW DETAILS € M 272 245 134 16 167 297 97 208 390 291 289 395 396 160 166 388 293 83 267 290 277 296 494 340 469 388 704 895 132 134 237 191 183 29 3 10 6 8 -70 -69 -46 -90 -65 -126 -124 -60 -152 -146 889 995 999 572 945 928 738 656 946 1,048 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Construction Services Dividends from Highways projects Dividends from Airports projects Holding & Others

113 242 244 262 273 309 160 164 237 281 321 166 25 53 92 109 103 109 167 31 37 54 251 87 205 89 25 46 15 23 19 45 85 28 26 36 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 407 ETR NTE LBJ NTE35W I-77 I-66 Other Highways 267 290 277 296 494 340 469 388 704 895 132 134 237 191 183 29 3 10 6 8 4 5 6 5 3 12 34 78 49 33 131 47 89 43 5 60 30 4 477 477 553 623 729 458 550 475 741 947 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Highways Airports Construction Services Energy 95 96 153 144 145 29 38 38 84 39 17 7 21 3 10 6 0 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Heathrow AGS Other Airports DIVIDENDS FROM HIGHWAYS PROJECTS DIVIDENDS FROM AIRPORTS PROJECTS € M € M € M Dividends from projects FINANCIAL PROFILE | CASH FLOW DETAILS

114 Highways & Airports Investments show equity contribution to the infrastructure assets -364 -951 -323 -282 -235 -266 -1,101 -850 -226 -1,421 74 340 253 230 484 501 1,621 429 43 2,582 -289 -611 -70 -52 249 235 520 -421 -184 1,161 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 INVESTMENTS DIVESTMENTS 46 76 55 52 51 51 55 97 77 123 207 706 139 186 164 83 67 21 0 120 113 154 90 68 125 864 473 98 738 73 4 8 17 54 186 245 521 1 68 4 3 4 10 72 78 14 108 364 951 323 282 235 266 1,101 850 226 1,421 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Construction Services Highways Airports Holding & Others 16 64 37 7 98 529 5 6 1048 19 111 300 1,040 316 58 289 161 82 476 102 47 134 32 311 5 2,006 5 -27 -15 254 74 340 253 230 484 501 1,621 429 43 2,582 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Construction Services Highways Airports Holding & Others Construction & Services Investments include CAPEX and M&A operations Ex-infrastructure cash flows from (used in) investing activities INVESTMENTS € M € M € M DIVESTMENTS Cash flows from investing activities ex-infrastructure project companies1 FINANCIAL PROFILE | CASH FLOW DETAILS (1) Information presented in this Investor Presentation for prior historical periods (2015-2022) has been adjusted for comparable purposes. Interest received included in the investment cash flow, previously included in the financial cash flow.

115 36% 17%9% 3% 23% 12% USA Spain UK Canada Poland Others 2024 REVENUE 79% 14% 1% 3% 3% Construction Highways Airports Energy Others Revenue1 FINANCIAL PROFILE | HISTORICAL FINANCIAL DATA BY BUSINESS DIVISION BY GEOGRAPHY 9,701 10,759 12,208 5,737 6,054 6,341 6,778 7,551 8,514 9,147 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Construction Services Highways Airports Energy Others € M SERVICES CLASSIFIED AS DISCONTINUED ACTIVITY IN 2018 (1) In 2024, Ferrovial conducted a partial reorganization of our Business Divisions pursuant to which the energy solutions business line, which was part of the Construction Business Division, and the energy infrastructures business line, which was part of the former Energy Infrastructure and Mobility Business Division, merged. Information presented in this Investor Presentation for prior historical periods (2022-2023) to this segment change has been revised to reflect the partial reorganization.

116 1,027 944 932 484 121 409 596 728 991 1,342 10.6% 8.8% 7.6% 8.4% 2.0% 6.5% 8.8% 9.6% 11.6% 14.7% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Construction Services Highways Airports Energy Others SERVICES CLASSIFIED AS DISCONTINUED ACTIVITY IN 2018 € M Adjusted EBITDA1 FINANCIAL PROFILE | HISTORICAL FINANCIAL DATA 2024 ADJUSTED EBITDA BY BUSINESS DIVISION BY GEOGRAPHY (1) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2024 Integrated Annual Report (2) In 2024, Ferrovial conducted a partial reorganization of our Business Divisions pursuant to which the energy solutions business line, which was part of the Construction Business Division, and the energy infrastructures business line, which was part of the former Energy Infrastructure and Mobility Business Division, merged. Information presented in this Investor Presentation for prior historical periods (2022-2023) to this segment change has been revised to reflect the partial reorganization. 31% 67% 2% Construction Highways Airports 65% 1% 1% 16% 17% USA Spain Canada Poland Other

117 4STOCK INFORMATION Share Price Performance Shareholder Distribution

118

STOCK INFORMATION | SHARE PRICE PERFORMANCE

Ferrovial shares at a glance

FERROVIAL SM		2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
PRICE AT YEAR-END	€	40.60	33.02	24.47	27.56	22.60	26.97	17.70	18.93	17.00	20.86
ANNUAL HIGH	€	41.04	33.02	27.72	27.75	30.45	27.21	19.78	20.75	20.71	23.32
ANNUAL LOW	€	33.22	24.53	22.82	19.81	17.49	17.71	16.20	16.75	15.96	16.10
VWAP	€	36.65	28.71	24.79	24.15	23.66	23.15	17.86	18.63	18.16	20.36
AVERAGE DAILY CASH[1]	€ M	45.1	30.3	30.0	32.5	46.9	47.1	27.4	33.1	57.9	56.4
AVERAGE DAILY VOLUME[1]	Million shares	1.2	1.1	1.2	1.4	2.0	2.0	1.5	1.8	3.2	2.8
NUMBER OF SHARES OUTSTANDING	Thousand shares	729.560	740.688	727.443	733.602	732.902	735.215	738.456	732.265	732.548	732.211
MARKET CAPITALIZATION	€ B	29.6	24.5	17.8	20.2	16.6	19.8	13.1	13.9	12.4	15.3

Source: Bloomberg

SHARE INFORMATION

ISIN: NL0015001FS8

Stock exchange abbreviation: FER SM, FER NA, FER US

Indexes: IBEX 35

Number of shares: 729,559,951

Markets: Listed on the stock exchanges in SIBE since May 6, 1999

Euronext Amsterdam since June 16, 2023, and Nasdaq since May 9, 2024, in the regulated market.

Nasdaq
Inclusion since
May 9, 2024

BOLSA DE MADRID EURONEXT Nasdaq

SHAREHOLDER STRUCTURE[2]


21.3%
8.6%
4.3%
3.0%
3.6%
5.0%
10.0%
44.3%
R. del Pino Calvo-Sotelo
M. del Pino y Calvo-Sotelo
L. del Pino y Calvo-Sotelo
BlackRock
Bank of America Corporation
Lazard Asset Management
The Children's Investment Master Fund
Free Float

(1) The total Volume of Ferrovial does not include the volume traded on Alternative Platforms.
(2) Ferrovial's SE substantial holdings filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM – Autoriteit Financiële Markten) as of December 31st, 2024

ferrovial

119

STOCK INFORMATION | SHAREHOLDER DISTRIBUTION

Shareholder distribution


€M
532
265
267
2015
544
317
226
2016
520
302
218
2017
520
280
240
2018
520
282
238
2019
377
255
122
2020
463
111
320
31
2021
578
57
388
132
2022
250
52
62
136
2023
831 2
701
130
2024 1
Scrip dividend
Treasury share repurchase
Discretionary treasury shares

DIVIDEND PER SHARE


€
0.702
2015
0.719
2016
0.719
2017
0.721
2018
0.719
2019
0.512
2020
0.502
2021
0.692
2022
0.715
2023
0.796
2024 1

Since 2014, Ferrovial has distributed dividends on a scrip dividend scheme, providing flexibility to shareholders to choose between cash and new shares. The shareholder remuneration consists of:

- **Ferrovial Flexible Dividend Program:** allows Ferrovial's shareholders the opportunity to receive their remuneration, at their own discretion, in cash or in shares.
- **Share Buy-back Program:** consisting of the purchase by Ferrovial of its own shares for their subsequent cancelation.

CASH DIVIDEND

On December 4, 2024, Ferrovial declared an additional interim cash dividend of €0.0346 per Ferrovial share against Ferrovial's reserves, with a total dividend amounting to approximately €25M.

(1) In 2024, the scrip dividend included an additional interim cash dividend of approximately €25M, which was paid in December 2024.
(2) The total amount of €831M includes €271M of 2023 catch up ferrovial

120 5 SUSTAINABILITY

121 MITIGATE ENVIRONMENTAL FOOTPRINT & TAKE ADVANTAGE OF NEW OPPORTUNITIES Deliver towards our 2050 net-zero ambition by setting decarbonization targets, developing efficient, low- carbon infrastructure and sustainable business opportunities while implementing innovative design and technologies to reduce environmental impact POSITIVELY IMPACT SOCIETY Build talented workforce ensuring meritocracy and inclusion while safeguarding health & safety; support economic development and productivity in regions where Ferrovial operates; and contribute to local communities through social initiatives focused on improving basic infrastructure LEAD RESPONSIBLE BUSINESS Commit to best governance practices to ensure responsible business foundations and become a long-term reliable partner; place sustainability at the core; and centralize sustainability governance through Sustainability Committee Ferrovial was the 1st company to certify its Sustainable Development Goals (SDGs) by AENOR. The business directly impacts a total of 10 of the goals set by the UN; indirectly, it affects virtually all of them. Sustainability at the core of our strategy SUSTAINABILITY

122

SUSTAINABILITY

Sustainability ratings in 2024

FERROVIAL HIGHLY RANKED IN SUSTAINABLITY RATINGS

S&P Global Ratings

23 years in a row

Scored: 81/100 (+6 compared to 2023)

1st in Dow Jones Best-in-Class Europe Index

2nd in Dow Jones Best-in-Class World Index

FTSE4Good

Included in this index for the 21st consecutive year

EURONEXT / V.E INDICES EUROPE 120

Member of the Euronext-Vigeo Europe 120 index.

CDP A List 2024

15th year in a row in the A List of CDP Climate Change

2nd time in the A List of CDP Water

One of the world's leading environmental companies, and one of the few to achieve the highest rating among more than 24,000 assessed.

MSCI ESG RATINGS

Rating: A

(Scale AAA to CCC)

Rated – MORNINGSTAR SUSTAINALYTICS

Leading European company in Construction & Engineering

ESG Risk Rating: 20.2 (+10.6 compared to 2023)

(medium risk: 20-30)

GRESB

Leading European company

Rating: A (maximum rating)

Part of the GLIO / GRESB ESG Index

Corporate ESG Performance Prime – RATED BY ISS ESG

Leading Spanish company, co-leader European company

ISS ESG Corporate Rating: C+(D- to A+)

Prime status

ISS Governance QualityScore: Governance: 2 - E&S: 1

(1 is the best rating, and represents the lowest risk)

ecovadis – GOLD | Top 5% – OCT 2024

Gold medal, with a score of 80/100

ferrovial

123

SUSTAINABILITY

Sustainability targets

PERFORMANCE INDICATORS	SDG	2024 PERFORMANCE	TARGET	HORIZON
1. GHG emissions: Scope 1&2 absolute emissions (tCO_2)	13	-35.78%	-42% (vs 2020)	2030
2. GHG emissions: Scope 3 absolute emissions (tCO_2)	13	-18.03%	-25% (vs 2020)	2030
3. Renewable electricity consumption	7, 12, 13	72.75%	100%	2025
4. Annual recycling of Construction & Demolition waste	12	93.0%	>70%	2024-on
5. Water consumption (Business Water Index Reduction)	6, 12	-26.7%	-20% (vs 2017)	2030
6. Taxonomic activities (% of Capex aligned)	3, 6, 7, 11, 12, 13, 15	42.9%	80%	2025
7. Taxonomic activities (% of turnover aligned)	3, 6, 7, 11, 12, 13, 15	34.1%	60%	2025
8. H&S: Serious injuries and fatality frequency rate (incl. subcontractors): [Number x 1M / Hours worked]	3	-26.0%	-31.8% (vs 2022)	2026
9. Road safety (fewer crashes compared to an alternative or similar network)	3, 11	-50.2%	-30%	2024-on
10. Female talent: Leadership roles	5	26.2%	30%	2025
11. Time savings: Monetized annual time savings of the Managed Lanes vs the General-Purpose Lanes in the Workday Peak	11	29.3%	50% (vs 2022)	2030
12. Digitalization & innovation: portfolio that contributes directly and indirectly to improve ESG (% of investment over total portfolio)	9	34.0%	60%	2025

ferrovial

124 CLIMATE STRATEGY GOALS 100% renewable electricity by the end of 2025 Carbon neutrality towards net zero by 2050 Deep Decarbonization Pathways (DDP) initiative Emissions reduction targets according to the Science Based Targets initiative (SBTi) for both near-term (2030) and long-term (net zero by 2050 or earlier) Management of risks & opportunities regarding climate change in short, medium and long term Environment Early adopter of TNFD, seeking to address the crisis of biodiversity loss & ecosystem deterioration SUSTAINABILITY

125 » Ferrovial was the 1st company in its sector worldwide to set emission reduction targets and have these endorsed by SBTi in 2017. » Since 2021, the company has committed to the ‘Say on Climate’ initiative, which involves presenting Ferrovial’s Annual Climate Strategy Report at the General Shareholders’ Meeting, for advisory voting. In this way, it has become the 1st Spanish-origin company to take on this commitment, and the first in its sector globally. » In 2024, Ferrovial embarked on obtaining new 1.5°C aligned SBTi-validated targets. In February 2025, SBTi validated the new targets. The Company wanted to increase the level of ambition of the short-term goals and set a Net Zero target of 2050 or earlier. New 1.5°C SBTI-validated targets SUSTAINABILITY | ENVIRONMENT (1) SBTi updated targets focus on the following Scope 3 categories: purchased goods & services, upstream transportation, waste generated in operations and fuel and energy. Previous Scope 3 emission categories excluded from SBTi target: capital goods and purchased goods & services. Scope 1 & 2 in absolute terms -42% in 2030 (vs 2020) -35.3% in 2030 (vs 2009) -25% in 2030 (vs 2020) -20% in 2030 (vs 2012) Scope 31 in absolute terms 1.5°C trajectory 2°C trajectory (2017) 1.5°C trajectory 2°C trajectory (2017)

126 SCOPE 1 Direct emissions from Ferrovial’s owned & controlled resources SCOPE 2 Indirect emissions from the generation of purchased energy SCOPE 3 Indirect emissions that occur in the value chain, incl. upstream & downstream emissions 2,052,119 tCO2 e Scope 1 & 2 & 3 in absolute terms 15.0% 1.4% 83.6% Percentage figures represent the weight of each Scope out of the total GHG emissions (1) Avoided emissions from triage and biogas capture activities, energy generation and the purchase of electricity from renewable sources 126 Ferrovial’s 2024 greenhouse gas emissions SUSTAINABILITY | ENVIRONMENT

127 Ferrovial has developed a methodology to quantify the impact of its activity on water resources. This water footprint measurement considers aspects such as the source of the water, the country's water stress, the quality of the water and discharges, and the equilibrium balance of the ecosystems in which it operates. WTI* -237,219,996 Water Treatment Index Impact of water treatment plant processes on the water footprint Water Access Index Impact of water footprint in water supply projects for communities in developing countries in which Ferrovial participates WAI* -496,703 BWI1 2,133,800 Business Water Index Water consumed and discharged in the company's activities. *Non-dimensional Reduce water consumption (BWI) - + -20% 2030 TARGET* (1)Targets vs Base year 2017 127 Water footprint SUSTAINABILITY | ENVIRONMENT POSITIVE CONTRIBUTION The water treatment activity together with the social action projects help to offset the impact of water consumption and discharges needed and generated by the business units. annual water footprint compensation (WTI + WAI) (WTI+WAI > 70BWI) annually 70x

128 Any event with the potential to have caused a fatal or catastrophic accident but which ultimately did not and serves as an opportunity for learning. These events are reported and analyzed by the Management Committee and an executive incident review (EIR) of such events is carried out. As a result, lessons learned can be drawn and actions can be taken. Frequency Rate Evolution1 HIGH POTENTIAL EVENTS REVIEWED BY MANAGEMENT COMMITTEE 99% Management’s strong commitment to H&S: High potential events (HiPo) (1) Frequency rate = number of accidents *1,000,000/Number of hours worked (excluding contractors) (2) SIF Frequency rate (# Serious Injuries and Fatal x 1000000/# of hours worked). NOTE: the significant variations in the frequency rate are mainly due to the divestment processes undertaken by the company in the last two years. SERIOUS & FATAL ACCIDENTS (SIF2) FREQUENCY RATE -26.0% vs 2023 HOURS OF TRAINING IN HEALTH & SAFETY 268,967 5.0M HOURS SINCE 2015 -80% vs 2014 Striving for a risk-free environment SUSTAINABILITY | HEALTH, SAFETY & WELLBEING 23.4 20 15 13.6 12.2 10.3 9.2 8.8 3.2 4.7 4.7 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

129 8,160 12,554 4,787 >50 years old 30-50 years old <30 years old 24,191 24,799 25,501 2022 2023 2024 129 BY COUNTRY NUMBER OF EMPLOYEES Developing people to solve future challenges BY AGE SUSTAINABILITY | PEOPLE 18.8% 49.2% 32.0% 4,468 Chile 6,183 Spain 1,775 Others 6,701 Poland 4,604 USA 1,139 UK 631 Canada

130 RAFAEL DEL PINO Chairman Executive Director IGNACIO MADRIDEJOS CEO Executive Director MARÍA DEL PINO Non- Executive Director ÓSCAR FANJUL Vice Chairman Independent Non- Executive Director JOSÉ FERNANDO SÁNCHEZ-JUNCO Independent Non- Executive Director PHILIP BOWMAN Independent Non- Executive Director HANNE SØRENSEN Independent Non- Executive Director BRUNO DI LEO Independent Non- Executive Director JUAN HOYOS Lead Director & Independent Non- Executive Director GONZALO URQUIJO Independent Non- Executive Director HILDEGARD WORTMANN Independent Non- Executive Director ALICIA REYES Independent Non- Executive Director GEERTE HESEN Secretary 12 DIRECTORS 6 NATIONALITIES 9 INDEPENDENT DIRECTORS VOTING RIGHTS HELD BY THE BOARD 31.6%1 Executive Committee Audit and Control Committee Nomination and Remuneration Committee Spanish, Australian, Danish, German, American & Italian Every 3 years BOARD MEMBERS REELECTION 75% of independent non-executive directors SUSTAINABILITY | BOARD MEMBERS (1) Voting power of the Board is 31.6% counting oustanding shares as of February 7, 2025

131 Experienced Board Committees and Members to support the Board SUSTAINABILITY | BOARD OF DIRECTORS

132

SUSTAINABILITY | BOARD COMMITTEES

Diverse & specialized board committees to support the board in its tasks

Executive Committee

Pursuant to the Board Rules, the Executive Committee may resolve all matters that the Board can resolve, subject to applicable law and the Articles of Association or as explicitly provided otherwise in the Board Rules. All members must be Directors.

In 2024, the Executive Committee monitored:

- the Group's cash availability and other financial information
- among others, the evolution of the main business indicators (traffic and tariffs of highways, traffic of airports, orderbook and main awards of Construction)
- the health, safety and wellbeing indicators
- the status of the most relevant projects and matters of the year

Chairman	Rafael del Pino	Executive
Directors	Óscar Fanjul	Independent Non- Executive
	Ignacio Madridejos	Executive
	María del Pino	Non-Executive
	José Sánchez-Junco	Independent Non-Executive
	Juan Hoyos	Independent Non-Executive

Number of meetings in 2024	Independence rate
7	50%

Audit & Control Committee[1]

Interaction with the independent auditor:

- Advise the Board in relation to its decision-making regarding the independent auditor's nomination for appointment or reappointment, or its dismissal
- Be responsible for (i) the compensation of the independent auditor; and (ii) the retention and oversight of the work of the independent auditor
- Assess and monitor the independence of the independent auditor

Financial information

- Review and discuss annual audited financial statements, management report, semi-annual financial statements, management report, and quarterly investors report with management and the independent auditor
- Review and discuss the semi-annual financial statements and quarterly investors report, with the management and the independent auditor

Other duties

- Oversee corporate governance matters and may make recommendations to the Board regarding them.
- Oversee the compliance program and periodically assess its effectiveness.
- Establish procedures for the receipt, retention and treatment of complaints, concerns and questions from employees and third parties related to potential irregularities, particularly regarding accounting, internal accounting controls or auditing matters.
- Interaction with the internal audit function
- Provide input on the internal audit's plan and review regular reports from the internal audit on the audit results
- Periodically oversee the cybersecurity policy and risks.

Chairman	Óscar Fanjul	Independent Non- Executive
Directors	Philip Bowman	Independent Non-Executive
	Gonzalo Urquijo	Independent Non-Executive
	Alicia Reyes	Independent Non-Executive

Number of meetings in 2024	Independence rate
6	100%

Nomination & Remuneration Committee[1]

Board and Committee Membership

- Identify individuals qualified to be nominated for appointment as Directors
- Recommend to the Board on the nominees for election by the General Meeting

Compensation:

- Submit clear and comprehensible proposals to the Board for the Company's director remuneration policy.
- Make recommendations to the Board concerning the remuneration of individual Directors), including severance payments.
- Review and set or make recommendations regarding the compensation of the executive officers that do not serve as Directors. None of the executive officers, including the CEO, may be present during voting or deliberations on his or her compensation.
- Oversee the Company's compliance with the compensation recovery policy required by applicable law.
- Submit proposals to the Board for the Company's remuneration report.

Other duties:

- Oversee the process of periodic evaluation of the Board and the individual Directors
- Make recommendations to the Board concerning the remuneration of individual Directors, including severance payments.

Chairman	Bruno Di Leo	Independent Non- Executive
Directors	José Sánchez-Junco	Independent Non- Executive
	Hanne Sørensen	Independent Non- Executive
	Gonzalo Urquijo	Independent Non- Executive

Number of meetings in 2024	Independence rate
4	100%

(1) The Audit & Control Committee along with the Nomination & Remuneration Committee may, in their sole discretion, retain or obtain advice from consultants, external legal counsel or other external advisers. The Company must provide for appropriate funding, as determined by the Committees, for payment of reasonable compensation to any adviser retained by them.

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133

SUSTAINABILITY | SENIOR MANAGEMENT REMUNERATION

Remuneration rewards sustainable value creation for shareholders aligning with the U.S. market practices

2024 FIXED REMUNERATION

CHAIRMAN €1,500,000

CEO €1,450,000

2024 REMUNERATION


Long-Term Incentive 31%
Fixed 24%
Annual Variable 45%


Long-Term Incentive 35%
Fixed 26%
Annual Variable 38%

VARIABLE REMUNERATION

Chairman: Target 125% / Max. 190% of fixed remuneration

CEO: Target 100% / Max. 150% of fixed remuneration

LONG TERM INCENTIVE PLANS

Chairman: Max. 150% of fixed remuneration

CEO: Max. 150% of fixed remuneration

ANNUAL VARIABLE REMUNERATION

CHAIRMAN


55% NET INCOME
45% CASH FLOW

- Operations of Board & Executive Committee (20%)
- Strategic Plan (20%)
- Sustainability factors (60%)

QUANTITATIVE TARGETS 80% | QUALITATIVE TARGETS & SUSTAINABILITY 20%

CEO


55% NET INCOME
45% CASH FLOW

- Strategic Plan (30%)
- Sustainability factors (70%)

QUANTITATIVE TARGETS 70% | QUALITATIVE TARGETS & SUSTAINABILITY 30%

LONG –TERM VARIABLE REMUNERATION

Executive Directors participate in a long-term variable remuneration system based on share delivery plans, in which other executives and key professionals of the Group also participate.

The units allocated may be converted into shares if (i) they remain in the Company for a maturity period of 3 years from the date of allocation of the units, except in exceptional circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial and sustainability targets and/or value creation for the company are met, under the terms approved by the respective General Shareholders' Meetings.

LONG-TERM INCENTIVE PLAN (2023-2025 PLAN) - 2024 GRANT

	%		Degree of achivement		% PAYOUT
ACTIVITY CASH FLOW	40%		Maximum	€1,352M	40%
				€1,102M	20%
			Minimum	€927M	0%
RELATIVE TOTAL SHAREHOLDER RETURN (TSR)	50%		Maximum	Position 1 to 3	50%
				Position 4 to 6	40%
				Position 7 to 9	30%
			Minimum	Position 10 to 18	0%
SUSTAINABILITY METRICS	10%	CO_2 Emissions	Maximum	≥172,021	5%
			Minimum	<151,737	0%
		Diversity[1]	Maximum	≥32.0%	2.5%
				=27.2%	1.25%
			Minimum	<27.2%	0%
		Health & Safety	Maximum	≥31.8%	2.5%
				=20.29%	1.25%
			Minimum	<20.29%	0%

(1) Any remuneration granted will be in accordance with applicable laws and regulation.

ferrovial

134

SUSTAINABILITY | SENIOR MANAGEMENT REMUNERATION

Annual variable remuneration including Sustainability performance indicators

CHAIRMAN

€2,786,250


80% QUANTITATIVE TARGETS
20% QUALITATIVE TARGETS & SUSTAINABILITY
NET INCOME
CASH FLOW
1,361,250
1,113,750
311,250

QUALITATIVE TARGETS & SUSTAINABILITY


20%
Operation of Board & Exec. Commitee
€311,250
20%
Strategic Plan
60%
Sustainability Factors

NON-FINANCIAL TARGETS	METRICS	Weight	2024 Degree of achievement
QUALITATIVE	Operation of the Board & Executive Commitee	20%	100%
	Strategic Plan	20%	85%
SUSTAINABILITY FACTORS	Corporate Governance	20%	70%
	Successions	20%	100%
	Institutional Relations	20%	60%

CEO

€2,097,140


70% QUANTITATIVE TARGETS
30% QUALITATIVE TARGETS & SUSTAINABILITY
NET INCOME
CASH FLOW
957,000
783,000
357,140

QUALITATIVE TARGETS & SUSTAINABILITY


30%
Strategic Plan
€357,140
70%
Sustainability Factors

NON-FINANCIAL TARGETS	METRICS	Weight	2024 Degree of achievement
QUALITATIVE	Strategic Plan	30%	83.3%
SUSTAINABILITY FACTORS	Employee health & safety, measured by Ferrovial's accident rates	15%	33.3%
	Promotion of Innovation and Corporate Social Responsibility, Diversity[1], Emission Reduction and Sustainability	15%	100%
	Development of professional teams that guarantee stability in the management & achievement of the organization's strategic targets	20%	85%
	Suitability and monitoring of procedures linked to taking on controlled risks	5%	50%
	Relations with stakeholders	15%	66.7%

(1) Any remuneration granted will be in accordance with applicable laws and regulation.

ferrovial

135 This Investor Presentation has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this Investor Presentation, you acknowledge that you have read and understood the following statements. Neither this Investor Presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this Investor Presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this Investor Presentation nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This Investor Presentation contains forward-looking statements. Any express or implied statements contained in this Investor Presentation that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, expectations surrounding future shareholder distributions, certain air traffic and population estimates, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this Investor Presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and Business Divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake and considering that our business is derived from a small number of projects; the impact of competitive pressures in our industry and pricing, including the costs of and lack of certainty in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us; our ability to obtain adequate financing in the future as needed; our ability to maintain compliance with the continued listing requirements of Nasdaq Global Select Market, Euronext Amsterdam and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; impact of any changes in existing or future tax regimes or regulations; risks specific to our securities, including the payment of future dividends, which will depend on our financial condition and results of operations, and the liquidity of our shares as a consequence of the multiple listings in different jurisdictions; risks related to increased digitalization and to cybersecurity threats; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to increased scrutiny and changing expectations in connection with sustainability and ESG matters; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; our legal and regulatory risks given that we operate in highly regulated environments and may be subject to changes in regulations; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Investor Presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this Investor Presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this Investor Presentation are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this Investor Presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. The information contained in this Investor Presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this Investor Presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non- IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this Investor Presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. These are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2024. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov. DISCLAIMER

136 Investor Relations ir@ferrovial.com www.ferrovial.com ferrovial